  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 20, 1998

                                                REGISTRATION NO. 333-23897
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                              POST-EFFECTIVE

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                           ARTHUR J. GALLAGHER & CO.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
         DELAWARE                    6411                    36-2151613
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF      INDUSTRIAL CLASSIFICATION     IDENTIFICATION NO.)
     INCORPORATION OR             CODE NO.)
      ORGANIZATION)
                               TWO PIERCE PLACE
                          ITASCA, ILLINOIS 60143-3141
                                (630) 773-3800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                               ----------------

                                 CARL E. FASIG

                     CORPORATE COUNSEL AND SECRETARY
                           ARTHUR J. GALLAGHER & CO.
                               TWO PIERCE PLACE
                          ITASCA, ILLINOIS 60143-3141
                                (630) 285-3449
 (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                 COPIES OF ALL COMMUNICATIONS AND NOTICES TO:

                              KAY W. MCCURDY
                             LORD, BISSELL & BROOK
                           115 SOUTH LASALLE STREET
                            CHICAGO, ILLINOIS 60603

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of the Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

  As permitted by Rule 429, the prospectus in this Registration Statement constitutes Post-Effective Amendment No. 4 to Registration Statement No. 33-76778 which became effective March 30, 1994, Post-Effective Amendment No. 3 to Registration Statement No. 33-58101 which became effective April 24, 1995 and Post-Effective Amendment No. 2 to Registration Statement No. 333-1435 which became effective March 27, 1996.
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION
8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
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

                           ARTHUR J. GALLAGHER & CO.

                             CROSS REFERENCE SHEET

  Pursuant to Item 501(b) of Regulation S-K, showing the location in the Prospectus of the answers to the items in Part I of Form S-1.

       ITEM NO. AND CAPTION                     LOCATION IN PROSPECTUS
       --------------------                     ----------------------
 1. Forepart of the Registration
    Statement and Outside Front
    Cover Page of Prospectus.......  Cover Page; Facing Page
 2. Inside Front and Outside Back
    Cover Pages of Prospectus......  Inside Front Cover; Available Information
 3. Summary Information, Risk
    Factors and Ratio of Earnings    Prospectus Summary; Business of the
    to Fixed Charges...............  Company; and *
 4. Use of Proceeds................  Cover Page; Securities Covered by this
                                     Prospectus
 5. Determination of Offering        Cover Page; Securities Covered by this
    Price..........................  Prospectus
 6. Dilution.......................                       *
 7. Selling Security Holders.......                       *
 8. Plan of Distribution...........  Cover Page; Securities Covered by this
                                     Prospectus
 9. Description of Securities to be
    Registered.....................  Description of Capital Stock
10. Interest of Named Experts and
    Counsel........................  Legal Opinion; Experts
11. Information with Respect to the  Cover Page; The Company; Price Range of
    Registrant.....................  Common Stock and Dividends; Selected Con-
                                     solidated Financial Data; Selected Quar-
                                     terly Financial Data (Unaudited); Manage-
                                     ment's Discussion and Analysis of Financial
                                     Condition and Results of Operations; Busi-
                                     ness of the Company; Management; Certain
                                     Transactions; Security Ownership of Certain
                                     Beneficial Owners and Management; Financial
                                     Statements and Supplementary Data
12. Disclosure of Commission
    Position on Indemnification for
    Securities Act Liabilities.....                       *

--------
*Not applicable or answer thereto is negative.

PROSPECTUS


                           ARTHUR J. GALLAGHER & CO.

                             2,303,984 SHARES

                         COMMON STOCK, $1.00 PAR VALUE

                               ----------------

  All of the 2,303,984 shares of common stock, par value $1.00 ("Common Stock"), of Arthur J. Gallagher & Co. (the "Company") offered hereby may be offered and issued by the Company from time to time in connection with future acquisitions of other businesses or properties. See "Securities Covered by this Prospectus."

  The last sales price of the Company's Common Stock on February 27, 1998 as reported on the Consolidated Transaction Reporting System for securities listed on the New York Stock Exchange ("NYSE") was $41.3125 per share.

                               ----------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE COMMISSION NOR HAS  THE COMMISSION PASSED UPON THE ACCURACY
     OR ADEQUACY OF  THIS PROSPECTUS. ANY REPRESENTATION  TO THE CONTRARY
       IS A CRIMINAL OFFENSE.

                               ----------------

              THE DATE OF THIS PROSPECTUS IS APRIL  , 1998.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy material and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy material and other information concerning the Company can be inspected and copied at the offices of the Commission at Room 1024, 450 5th Street, N.W., Washington, D.C. 20549; 500 W. Madison, Suite 1400, Chicago, Illinois 60606; and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 5th Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, electronically filed documents including reports, proxy material and other information covering the Company can be obtained from the Commission's web site at http://www.sec.gov. The Company's reports, proxy material and informational filings under the Exchange Act may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  This Prospectus does not contain all of the information set forth in the Registration Statement (of which this Prospectus is a part) and exhibits thereto which the Company has filed with the Commission in Washington, D.C. For further information, reference is made to the Registration Statement including the exhibits filed or incorporated as a part of it.

                               ----------------

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                    PAGE
                                    ----
Available Information..............   2
Prospectus Summary.................   3
The Company........................   4
Securities Covered by this
 Prospectus........................   4
Price Range of Common Stock and
 Dividends.........................   5
Selected Consolidated Financial
 Data..............................   6
Selected Quarterly Financial Data
 (Unaudited).......................   6
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations.........   7
Business of the Company............  10

                                                              PAGE
                                                              ----
                         Management..........................  19
                         Compensation of Executive Officers
                          and Directors......................  21
                         Summary Compensation Table..........  21
                         Principal Holders of Securities.....  25
                         Description of Capital Stock........  26
                         Legal Opinion.......................  29
                         Experts.............................  29
                         Index to Financial Statements and
                          Supplementary Data................. F-1

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus.

                                  THE COMPANY

  The Company is engaged in the insurance brokerage business and provides risk management and other insurance-related services to its clients in the United States and abroad. The Company's principal activity is the negotiation and placement of insurance for its clients. The Company also specializes in furnishing risk management services. The Company operates through approximately 200 offices throughout the United States and six countries abroad and through a network of correspondent brokers and consultants in more than 80 countries around the world. The Company believes that it is the fifth largest insurance broker worldwide in terms of total revenues. See "Business of the Company".

                                  THE OFFERING

Common Stock Offered................ 2,303,984 shares which may be offered and issued from time to time in connection with
                                     future acquisitions by the Company.
NYSE symbol......................... AJG
Common Stock Outstanding on
 February 27, 1998.................. 16,703,990 shares

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

CONSOLIDATED STATEMENT OF EARNINGS DATA:

                                              YEARS ENDED DECEMBER 31,
                                    --------------------------------------------
                                      1997     1996     1995     1994     1993
                                    -------- -------- -------- -------- --------
Commissions and fees..............  $455,040 $438,124 $424,007 $387,869 $350,946
Investment income and other.......    32,988   23,898   21,816   13,632   20,601
                                    -------- -------- -------- -------- --------
Total revenues....................   488,028  462,022  445,823  401,501  371,547
Net earnings......................    53,316   43,144   42,391   37,129   31,489
Net earnings per common share.....      3.24     2.62     2.57     2.24     1.85
Net earnings per common and common
 equivalent share.................      3.13     2.52     2.43     2.14     1.75
Dividends declared per common
 share............................      1.24     1.16     1.00      .88      .72
Book value per common share.......      9.88     8.14     7.63     6.46     7.39

CONSOLIDATED BALANCE SHEET DATA:

                                                                DECEMBER 31,
                                                              -----------------
                                                                1997     1996
                                                              -------- --------
Total assets................................................. $641,752 $592,288
Total stockholders' equity...................................  163,907  133,901

  The financial information for all periods prior to 1997 has been restated for the acquisition in 1997 accounted for using the pooling of interests method and for the required adoption on December 31, 1997 of the new accounting standard on earnings per share.

                                  THE COMPANY

  Arthur J. Gallagher & Co. (the "Registrant") and its subsidiaries (the Registrant and its subsidiaries are collectively referred to as the "Company" unless the context otherwise requires) are engaged in providing insurance brokerage, risk management, employee benefit services and other related services to clients in the United States and abroad. The Company's principal activity is the negotiation and placement of insurance for its clients. The Company also specializes in furnishing risk management services. Risk management involves assisting clients in analyzing risks and in determining whether proper protection is best obtained through the purchase of insurance or through retention of all or a portion of those risks and the adoption of corporate risk management policies and cost-effective loss control and prevention programs. Risk management services also include claims management, loss control consulting, property appraisals and insurance related investigative services. The Company believes that its ability to deliver comprehensively structured risk management and brokerage services is one of its major strengths.

  The Company operates through a network of approximately 200 offices located throughout the United States and six countries abroad and through a network of correspondent brokers and consultants in more than 80 countries around the world. Some of these offices are fully staffed with sales, marketing, claims, and other service personnel; others function as servicing offices for the brokerage and risk management service operations of the Company. The Company's international operations include a Lloyd's broker and affiliated companies in London, England and other facilities in Australia, Bermuda, Canada, Scotland, and Papua New Guinea.

  The Company was founded in 1927 and was reincorporated as a Delaware corporation in 1972. The Company's executive offices are located at Two Pierce Place, Itasca, Illinois 60143-3141, and its telephone number is (630) 773-3800.

                     SECURITIES COVERED BY THIS PROSPECTUS

  The shares of Common Stock of the Company covered by this Prospectus may be offered and issued by the Company from time to time in connection with future acquisitions of other businesses or properties.

  The Company reasonably expects that it will offer and sell the shares covered by this Prospectus in connection with future acquisitions within two years from the initial effective dates of the Registration Statements of which this Prospectus is a part. It is anticipated that future acquisitions by the Company will consist principally of additional insurance brokerage and related businesses. The consideration for acquisitions may include cash (including installment payments), shares of Common Stock, other securities including securities which may be converted into Common Stock, guarantees, assumptions of liabilities or any two or more of the foregoing, as determined from time to time by negotiations between the Company and the owners or controlling persons of the businesses or properties to be acquired. In addition, the Company may enter into employment contracts and non-competition agreements with former owners and key executive personnel of these acquired businesses. The Company at this time is engaged in preliminary discussions with a number of candidates for possible future acquisitions.

  In general, the terms of a future acquisition will be determined by negotiations between the Company's representatives and the owners or controlling persons of the businesses or properties to be acquired, and the factors taken into account in an acquisition may include among others the established quality and reputation of the business and its management, gross commission revenues, earning power, cash flow, growth potential, location of the business and properties to be acquired and geographical and service diversification resulting from the acquisition. It is anticipated that shares of Common Stock issued in any future acquisition will be valued at a price reasonably related to the current market value of the Company's Common Stock as reported on the Consolidated Transaction

Reporting System for securities listed on the NYSE, either at the time the terms of the acquisition are tentatively agreed upon or at or about the time or times of delivery of the Company's shares. The Company does not expect to receive any cash proceeds (other than cash balances of acquired companies) in connection with any such issuances.

  It is not expected that underwriting discounts or commissions will be paid by the Company except that finder's fees may be paid to persons from time to time in connection with specific acquisitions. Any person receiving any such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933 (the "1933 Act").

  When a material acquisition or series of acquisitions constituting in the aggregate a material acquisition occurs, the Company must file an amendment to the Registration Statements of which this Prospectus forms a part discussing or disclosing the acquisition or acquisitions and the effects on the Company. That amendment must become effective under the 1933 Act before any further shares may be sold hereunder.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Company's Common Stock is listed on the NYSE, trading under the symbol "AJG". The following table sets forth information as to the price range of the Company's Common Stock for the period January 1, 1996 through December 31, 1997 and the dividends declared per share for such period. The table reflects the range of high and low sales prices per share as reported on the Consolidated Transaction Reporting System for securities listed on the NYSE.

                                                                       DIVIDENDS
                                                                       DECLARED
QUARTERLY PERIODS                                       HIGH     LOW   PER SHARE
-----------------                                      ------- ------- ---------
1997
----
  First............................................... $33 1/2 $29 3/4   $.31
  Second..............................................  37 3/4  30 3/8    .31
  Third...............................................  37 5/8  34 1/4    .31
  Fourth..............................................  38 1/4  34 3/8    .31
1996
----
  First............................................... $39 1/2 $35 7/8   $.29
  Second..............................................  36 3/8  30        .29
  Third...............................................  35      31 1/2    .29
  Fourth..............................................  34 1/4  29 1/8    .29

  See the Cover Page of this Prospectus for a recent market price of the Company's Common Stock.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data for each of the five years in the period ended December 31, 1997 have been derived from the consolidated financial statements of the Company. Such data should be read in conjunction with the Company's audited consolidated financial statements included elsewhere herein.

                                              YEARS ENDED DECEMBER 31,
                                    --------------------------------------------
                                      1997     1996     1995     1994     1993
                                    -------- -------- -------- -------- --------
                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF EARNINGS
 DATA:
  Commissions.....................  $273,801 $265,981 $261,569 $243,891 $219,433
  Fees............................   181,239  172,143  162,438  143,978  131,513
  Investment income and other.....    32,988   23,898   21,816   13,632   20,601
                                    -------- -------- -------- -------- --------
  Total revenues..................   488,028  462,022  445,823  401,501  371,547
  Total expenses..................   407,246  396,345  377,600  342,673  318,080
                                    -------- -------- -------- -------- --------
  Earnings before income taxes....    80,782   65,677   68,223   58,828   53,467
  Net earnings....................    53,316   43,144   42,391   37,129   31,489
  Net earnings per common share...      3.24     2.62     2.57     2.24     1.85
  Net earnings per common and
   common equivalent share........      3.13     2.52     2.43     2.14     1.75
  Dividends declared per common
   share..........................      1.24     1.16     1.00      .88      .72
CONSOLIDATED BALANCE SHEET DATA:
  Total assets....................  $641,752 $592,288 $568,075 $517,556 $544,239
  Long-term debt less current
   portion........................       --     1,130    2,260    3,390   28,166
  Total stockholders' equity......   163,907  133,901  126,179  104,897  126,672

  The financial information for all periods prior to 1997 has been restated for the acquisition in 1997 accounted for using the pooling of interests method and for the required adoption on December 31, 1997 of the new standard on earnings per share.

                 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following table presents the quarterly operating results for the years ended December 31, 1997 and 1996 in thousands, except per share data:

                                              1ST      2ND      3RD      4TH
1997                                        -------- -------- -------- --------
Total revenues............................. $111,477 $116,578 $130,401 $129,572
Earnings before income taxes...............   13,998   19,381   28,128   19,275
Net earnings...............................    9,238   12,792   18,565   12,721
Net earnings per common share..............      .56      .78     1.13      .77
Net earnings per common and common
 equivalent share..........................      .54      .76     1.08      .74
1996
Total revenues............................. $108,177 $109,841 $123,116 $120,888
Earnings before income taxes...............   14,029   11,566   25,000   15,082
Net earnings...............................    8,534    7,001   17,685    9,924
Net earnings per common share..............      .51      .42     1.08      .60
Net earnings per common and common
 equivalent share..........................      .49      .41     1.04      .59

  The 1996 and first three quarters of 1997 net earnings per share amounts have been restated to conform to the requirements of Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which was adopted on December 31, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  Fluctuations in premiums charged by insurance companies have a material effect on the insurance brokerage industry. Commission revenues are based on a percentage of the premiums paid by insureds and generally follow premium levels. Lower premium rates currently prevail among property/casualty insurance carriers resulting in heavy competition for market share. This "soft market" (i.e., lower premium rates) has generally resulted in flat or reduced renewal commissions.

  Although 1997 may prove to have the lowest insured property loss experience in a decade, the years 1996 and 1995 were marked with worldwide catastrophes causing billions of dollars of insured losses. Substantial mergers, both domestically and internationally, have resulted in fewer companies in the insurance industry. In spite of these forces which would tend to increase underwriting losses and reduce competition, there have been offsetting factors including favorable investment income, increased underwriting capital and economies of scale after consolidations. The net result has shown no apparent increase in property/casualty rates. Management believes the competitive environment will continue and insurance pricing will not change significantly in 1998.

  Because of soft market conditions, the growth of the alternative insurance market has slowed during the past two years. Although the property/casualty pricing environment has resulted in some insurance buyers returning to first-dollar coverage, management believes movement from this traditional approach of purchasing insurance will continue. The Company anticipates that new sales in the areas of risk management, benefits, insurance captive and self-insurance services will be a major factor in fee revenue growth in 1998.

  Historically, inflation has contributed to increased property replacement costs and higher litigation awards causing some clients to seek higher levels of insurance coverage. These factors generally have the effect of generating higher premiums to clients and higher commissions to the Company. In recent years, lower rates of inflation along with business downsizing, reduced sales and lower payrolls have resulted in lower levels of exposure to insure. In general, the downward trend in premium rates has had a greater effect on the Company's revenues than inflation.

  The Company is looking to the future and exploring not only the core businesses of brokering insurance and risk management services, but is also expanding within the alternative insurance markets and financial and related investment services. Management believes these areas hold opportunities for diversification and future, profitable growth.

RESULTS OF OPERATIONS

  The Company's results of operations for all periods prior to 1997 have been restated to include the operations of Byerly & Company, Inc. on a combined basis as if it had operated as part of the Company. The Company continues to search for merger partners which complement existing operations and provide entry into new market niches and geographic areas. For the effect of this restatement in the aggregate on year-to-year comparisons, see Note 2 to the Consolidated Financial Statements.

  Commission revenues increased by $7.8 million or 3% in 1997. This increase is the result of new business production partially offset by lost business. Commission revenues increased by $4.4 million or 2% in 1996. This increase is the result of new business partially offset by lost business and modest renewal rate decreases.

  Fee revenues increased by $9.1 million or 5% in 1997. This increase, generated primarily by Gallagher Bassett Services, Inc., resulted from new business production and increases in existing business partially offset by lost business. Fee revenues increased by $9.7 million or 6% in 1996. This increase, again generated primarily by Gallagher Bassett, resulted from new business production and modest increases in existing business partially offset by lost business. The rate of increase in fee revenues in 1997 and 1996 has been adversely affected by strong price competition within the insurance industry, causing some buyers to choose first-dollar coverage over self-funded plans.

  Investment income and other increased by $9.1 million or 38% in 1997. This increase is due primarily to gains of $6.8 million recognized on the sale of underperforming or geographically undesirable operations during the year, a $1.8 million gain on a real estate transaction recorded in the second quarter and net realized gains on marketable securities of $1.9 million. Investment income and other increased by $2.1 million or 10% in 1996. This increase is due primarily to an increase in unrealized gains on investment strategies accounted for on a trading basis, which are invested with outside fund managers.

  Salaries and employee benefits increased by $4.8 million or 2% in 1997 due principally to salary increases and higher employee benefit costs partially offset by a $4.8 million non-recurring gain recognized in the second quarter of 1997 from the settlement of a defined benefit pension plan at one of the Company's United Kingdom subsidiaries and a 3% reduction in employee head count between December 31, 1997 and 1996. Salaries and employee benefits increased by $9.3 million or 4% in 1996 due principally to salary increases and the annualized effect of prior year new hires along with a corresponding increase in employee benefit expenses. These increases were mitigated by a wage freeze for certain management employees. In 1997, 1996 and 1995, salaries and employee benefits have represented 51%, 53% and 53%, respectively, as a percentage of total revenues.

  Other operating expenses increased by $6.1 million or 4% in 1997. This increase is due primarily to higher business insurance costs, additional rent and utility expenses resulting from leasing new office space, expanding and upgrading existing office facilities and the costs associated with closing certain underperforming operations. Other operating expenses increased by $9.4 million or 7% in 1996. This increase is due primarily to an increase in professional fees related to the outsourcing of certain distribution functions, increased performance fees for funds invested with professional money fund managers, an increase in brokerage expenses due to increased business with other brokers, additional rent and utility expenses resulting from leasing new office space, expanding and upgrading existing office facilities and increased bad debt write-offs.

  The Company's overall tax rate of 34% in 1997 and 1996 is less than the statutory federal rate due primarily to the effect of tax benefits generated by certain investments which are substantially offset by state and foreign taxes. The Company's overall tax rate of 38% in 1995 is greater than the statutory federal rate due primarily to the net effect of state and foreign taxes which were partially offset by the tax benefits generated by certain investments and by pre-acquisition income of pooled entities which was taxed to the previous owners. See Note 12 to the Consolidated Financial Statements.

  The Company's foreign operations recorded earnings before income taxes of $6.6 million, $4.2 million and $3.4 million in 1997, 1996 and 1995, respectively. The 1997 increase is due to the non-recurring gains associated with the foreign benefit plan and real estate transactions mentioned above. The 1996 increase is due primarily to a decrease in compensation-related costs at the Company's London subsidiaries. See Notes 12 and 13 to the Consolidated Financial Statements.

  The Company's total revenues vary from quarter to quarter as a result of the timing of policy renewals and net new/lost business production, whereas expenses are fairly uniform throughout the year. See Note 14 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

  The insurance brokerage industry is not capital intensive. The Company has historically been profitable and positive cash flow from operations and funds available under various loan agreements have been sufficient to finance the operations and capital expenditures of the Company. Cash generated from operating activities was $65.6 million and $44.9 million for the years ended December 31, 1997 and 1996, respectively. Because of the variability related to the timing of fees receivable and premiums receivable and payable, net cash flow from operations for the Company can vary substantially from period to period. Funds restricted as to the Company's use, primarily premiums held as fiduciary funds, have not been included in determining the Company's liquidity.

  The Company maintains a $20.0 million unsecured revolving credit agreement (the "Credit Agreement") requiring repayment of any loans under the agreement no later than June 30, 2001. As of December 31, 1997 and 1996, there were no borrowings existing under this agreement. The Company also has two term loan agreements (the "Term Loan Agreements") that had outstanding balances of $630,000 and $500,000 at December 31, 1997. Loans under the Term Loan Agreements are due in 1998. In January 1998, the Company retired the remaining loan balance of $630,000 on one of the Term Loan Agreements.

  The Credit Agreement and Term Loan Agreements require the maintenance of certain financial requirements. The Company is currently in compliance with these requirements.

  The Company has line of credit facilities of $27.5 million which expire on April 30, 1998. Periodically, the Company will make short-term borrowings under these credit facilities to meet short-term cash flow needs and as of December 31, 1997 and 1996, $15.0 million and $10.0 million, respectively, in short-term borrowings existed under these facilities. These borrowings were used to finance expanded investment activity.

  The Company has made commitments to invest additional funds in several of its equity and tax advantaged investments. At December 31, 1997, the Company has commitments to invest $26.0 million in these investments in 1998. In addition, the Company has contingently committed to invest an additional $3.0 million in 1998 related to a line of credit arrangement with one of its equity investments. At December 31, 1997, the Company has agreed to unconditionally guarantee $30.0 million of debt that will be incurred by two of the Company's equity investments in 1998.

  The Company paid $20.0 million in cash dividends on its common stock in 1997. The Company's dividend policy is determined by the Board of Directors and payments are fixed after considering the Company's available cash from earnings and its known or anticipated cash needs. In each quarter of 1997, the Company's Board of Directors declared a dividend of $.31 per share which is $.02 or 7% greater than each quarterly dividend in 1996. In January 1998, the Company announced a first quarter dividend of $.35 per share, a 13% increase over the quarterly dividend in 1997.

  Net capital expenditures for fixed assets amounted to $11.3 million, $10.2 million and $10.4 million in 1997, 1996 and 1995, respectively. In 1998, the Company expects to make expenditures for capital improvements of approximately $11.5 million. The planned capital expenditures by the Company in 1998 are related primarily to expanded offices and updating computer systems and equipment. With respect to dates in the year 2000 and thereafter, the Company has completed an assessment of its computer systems and software. The Company plans to modify or replace portions of its existing software so that its computer systems will function properly in the year 2000. Generally, these modifications and replacements were contemplated with normal system enhancements and improvements. The cost of compliance is not expected to be material and the Company plans to complete the required software modifications or replacements in 1998.

  In 1988, the Company adopted a plan, which has been extended through June 30, 1998, to repurchase its common stock. Under the plan, the Company repurchased 522,000 shares at a cost of $17.1 million, 645,000 shares at a cost of $21.3 million, and 437,000 shares at a cost of $15.1 million in 1997, 1996 and 1995, respectively. The repurchased shares are held for reissuance in connection with exercises of options under its stock option plans. Under the provisions of the plan, the Company is authorized to repurchase approximately 300,000 additional shares through June 30, 1998. The Company is under no commitment or obligation to repurchase any particular amount of common stock and at its discretion may suspend the repurchase plan at any time.

  During the period from 1994 to 1996, the Company provided for U.S. income taxes on the undistributed earnings of its foreign subsidiaries. Due to changes in the United States federal income tax laws effective in 1997, the Company no longer provides for U. S. income taxes on these undistributed earnings ($27.2 million at December 31, 1997), which are considered permanently invested outside the United States. See Note 12 to the Consolidated Financial Statements. Although not available for domestic needs, the undistributed earnings generated by certain foreign subsidiaries referred to above may be used to finance foreign operations and acquisitions.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

  This prospectus contains forward-looking statements. Forward-looking statements made by or on behalf of the Company are subject to risks and uncertainties, including but not limited to the following: the Company's commission revenues are highly dependent on premiums charged by insurers, which are subject to fluctuation; the property/casualty insurance industry continues to experience a prolonged soft market despite high losses; continued low interest rates will reduce income earned on invested funds; the insurance brokerage and service businesses are extremely competitive with a number of competitors being substantially larger than the Company; the alternative insurance market continues to grow; the Company's revenues vary significantly from quarter to quarter as a result of the timing of policy renewals and the net effect of new and lost business production; the general level of economic activity can have a substantial impact on the Company's renewal business. The Company's ability to grow has been enhanced through acquisitions, which may or may not be available on acceptable terms in the future and which, if consummated, may or may not be advantageous to the Company. Accordingly, actual results may differ materially from those set forth in the forward-looking statements. Attention is also directed to other risk factors set forth in documents filed by the Company with the Securities and Exchange Commission.



                         BUSINESS OF THE COMPANY

  The Company is engaged in providing insurance brokerage, risk management, employee benefits services and other related services to clients in the United States and abroad. The Company has not presented industry segment information as its operations are predominantly those of insurance brokerage, risk management, employee benefit and other related insurance services.

BROKERAGE OPERATIONS

  The Company places insurance for and services commercial, industrial, institutional, governmental, religious and personal accounts throughout the United States and abroad. The Company acts as an agent in soliciting, negotiating and effecting contracts of insurance through insurance companies world-wide, and also as a broker in procuring contracts of insurance on behalf of insureds. Specific coverages include all forms of property/casualty, marine, employee benefits, pension and life insurance products.

  The Company places surplus lines coverages which are coverages, not available from insurance companies licensed by the states in which the risks are located, for various specialized risks. The Company also provides reinsurance services to its clients.

RISK MANAGEMENT SERVICES

  Through its wholly-owned subsidiary, Gallagher Bassett Services, Inc. ("Gallagher Bassett"), the Company provides a variety of professional consulting services to assist clients in analyzing risks and in determining whether proper protection is best obtained through the purchase of insurance or through retention of all or a portion of those risks and the adoption of risk management policies and cost-effective loss control and prevention programs. A full range of risk management services is offered, including claims management, risk control consulting services, information management, property appraisals and insurance related investigative services on a totally integrated or select, stand-alone basis. Gallagher Bassett provides these services for the Company's clients through a network of over 100 offices throughout the United States.

  The Company believes that its risk management services are an important factor in securing new brokerage business and retaining brokerage clients. The Company also markets these services directly to the client on an unbundled basis independently of brokerage services in order to capitalize on the interest in self-insurance created by market conditions. These services include consulting on a wide range of risk management needs such as toxic waste disposal, handling of dangerous cargo, workers' compensation, medical cost containment, substance abuse, employment-related background investigations, loss prevention, property appraisals, and liability reserve reviews.

  In connection with its risk management services, the Company provides self-insurance programs for large institutions, risk sharing pools and associations, and large commercial and industrial customers. Self-insurance, as administered by the Company, is a program in which the client assumes a manageable portion of its insurance risks, usually (although not always) placing the less predictable and larger loss exposures with an excess carrier. The Company's offices are staffed to provide services relating to claims, property appraisals, loss control consulting and computerized record keeping in administering the clients' programs.

  The Company's Gallagher Benefit Services ("GBS") division specializes in risk management of human resources through fully insured and self-insured programs. GBS provides employee benefit services in connection with the design, financing, implementation, administration and communication of compensation and employee benefit programs (including pension and profit-sharing plans, group life, health, accident and disability insurance programs and tax deferral plans), and provides other professional services in connection therewith. The services provided by GBS are supported by an on-line data processing system provided by an outside vendor.

MARKETS AND MARKETING

  A substantial portion of the commissions and fee business of the Company is derived from institutions, not-for-profit organizations, municipal and other governmental entities and associations. In addition, the Company's clients include large United States and multinational corporations engaged in a broad range of commercial and industrial businesses. The Company also places insurance for individuals. The Company services its clients through a network of approximately 200 offices in the United States and six countries abroad. No material part of the Company's business is dependent upon a single customer or on a few customers, the loss of any one or more of which would have a materially adverse effect on the Company. In 1997, the largest single customer represented approximately 1% of total revenues.

  The Company believes that its ability to deliver comprehensively structured risk management and brokerage services, including the placement of reinsurance, is one of its major strengths. The Company also believes that its risk management business enhances and attracts other brokerage business due to the nature and strength of business relationships which it forms with clients when providing a variety of risk management services on an on-going basis.

  The Company requires its employees serving in a sales or marketing capacity, including certain executive officers of the Company, to enter into agreements with the Company restricting disclosure of confidential information and solicitation of clients and prospects of the Company upon their termination of employment. The confidentiality and non-solicitation provisions of such agreements terminate in the event of a hostile change in control of the Company, as defined therein.

COMPETITION

  The Company believes it is the fifth largest insurance broker worldwide in terms of total revenues. The insurance brokerage and service business is highly competitive and there are many insurance brokerage and service organizations as well as individuals throughout the world who actively compete with the Company in every area of its business. A number of competing firms are significantly larger and some have many times the commission and/or fee revenues of the Company. There are firms in a particular region or locality which are as large or larger than the particular local office of the Company. The Company believes that the primary factors determining its competitive position with other organizations in its industry are the overall cost and the quality of services rendered.

  The Company is also in competition with certain insurance companies which write insurance directly for their customers. Government benefits relating to health, disability, and retirement are also alternatives to private insurance and hence indirectly compete with the business of the Company. To date, such direct writing and government benefits have had, in the opinion of the Company, relatively little effect on its business and operations, but the Company can make no prediction as to their effect in the future.

REGULATION

  In every state and foreign jurisdiction in which the Company does business, the Company or an employee is required to be licensed or receive regulatory approval in order for the Company to conduct business. In addition to licensing requirements applicable to the Company, most jurisdictions require that individuals who engage in brokerage and certain insurance service activities be personally licensed.

  The Company's operations depend on its continued good standing under the licenses and approvals pursuant to which it operates. Licensing laws and regulations vary from jurisdiction to jurisdiction. In all jurisdictions the applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities, and generally such authorities are vested with relatively broad and general discretion as to the granting, renewing and revoking of licenses and approvals.

INTERNATIONAL OPERATIONS

  The Company's international operations are principally comprised of a Lloyd's broker and a risk management services company in London, and an insurance brokerage facility in Bermuda. Arthur J. Gallagher (UK) Limited, is a wholly-owned Lloyd's brokerage subsidiary of the Company. This subsidiary is a London based insurance broker which provides brokerage services to clientele primarily located outside of the United Kingdom ("U.K."). The principal activity of Arthur J. Gallagher (UK) Limited is to negotiate and place insurance and reinsurance with Lloyd's underwriters and insurance companies worldwide. Its brokerage services encompass four major categories: aviation, direct marine hull and cargo, reinsurance (marine and non-marine) and overseas property/casualty (risks predominantly located in North America).

  Although Arthur J. Gallagher (UK) Limited is located in London, the thrust of its business development has been with non-U.K. brokers, agents and insurers rather than domestic U.K. retail business. Its clients are primarily insurance and reinsurance companies, underwriters at Lloyd's, the

Company and its non-U.K. subsidiaries, other independent agents and brokers, and major business corporations requiring direct insurance and reinsurance placement.

  Arthur J. Gallagher & Co. (Bermuda) Limited provides clients with direct access to the risk-taking capacity of Bermuda-based insurers for both direct and reinsurance placements. It also acts as a wholesaler to the Company's marketing efforts by accessing foreign insurance and reinsurance companies in the placing of U.S. and foreign risks. In addition, it provides services relating to the formation and management of offshore captive insurance companies.

  A Company subsidiary, Arthur J. Gallagher International, Inc., located in Rhode Island, provides brokerage services to and arranges overseas risk management and loss control services for multinational organizations.

  Gallagher Bassett International Ltd. (UK) ("GBI"), a subsidiary of Gallagher Bassett, provides risk management services for foreign operations, as well as U.S. operations that are foreign-controlled. Headquartered in London, GBI works with insurance companies, reinsurance companies, overseas brokers, and risk managers of overseas organizations. Services are offered on an unbundled basis wherever applicable and include consulting, claims management, information management, loss control, and property valuations. GBI's service network includes associate offices throughout the world. The combination of Gallagher Bassett offices and affiliated locations provides one of the most comprehensive worldwide service networks available.

  Wyatt Gallagher Bassett Pty Ltd ("WGB"), a 50% owned joint venture formed on April 1, 1997, is headquartered in Australia and has additional offices in Papua New Guinea. WGB provides loss adjusting, risk management and related services throughout Australasia. The Company also has facilities in Canada and Scotland that are not material to the Company's consolidated operations. Additional information relating to the Company's foreign operations is contained in Note 13 to the Consolidated Financial Statements.

COMMISSIONS AND FEES

  The two major sources of operating revenues are commissions from brokerage and risk management operations and service fees from risk management operations. Information with respect to these two major sources as well as investment income and other revenue for each of the three years in the period ended December 31, 1997 are set forth below:

                                         1997          1996*          1995*
                                    -------------- -------------- --------------
                                             % OF           % OF           % OF
                                     AMOUNT  TOTAL  AMOUNT  TOTAL  AMOUNT  TOTAL
                                    -------- ----- -------- ----- -------- -----
                                                   (IN THOUSANDS)
Commissions........................ $273,801   56  $265,981   58  $261,569   59
Fees...............................  181,239   37   172,143   37   162,438   36
Investment income and other........   32,988    7    23,898    5    21,816    5
                                    --------  ---  --------  ---  --------  ---
                                    $488,028  100  $462,022  100  $445,823  100
                                    ========  ===  ========  ===  ========  ===

--------

  *Restated for pooling of interests

  The primary source of the Company's compensation for its brokerage services is commissions paid by insurance companies which are usually based upon a percentage of the premium paid by the insured. Commission rates are dependent on a number of factors including the type of insurance, the particular insurance company and the capacity in which the Company acts. In some cases the Company is compensated for brokerage or advisory services directly by a fee from a client, particularly when insurers do not pay commissions. The Company may also receive contingent commissions which are based on the profit the insurance company makes on the overall volume of business placed by the Company in a given period of time. Occasionally, the Company shares commissions with other brokers who have participated with the Company in placing insurance or servicing insureds.

  The Company's compensation for risk management services is in the form of fees and commissions. The Company typically negotiates fees in advance with its risk management clients on an annual basis based upon the estimated value of the services to be performed. In some cases, the Company receives a fee for acting in the capacity of advisor and administrator with respect to employee benefit programs and receives commissions in connection with the placement of insurance under such programs.

  The Company's revenues vary significantly from quarter to quarter as a result of the timing of policy renewals and the net effect of new/lost business production, whereas expenses are fairly uniform throughout the year. See Note 14 to the Consolidated Financial Statements for unaudited quarterly operating results for 1997 and 1996.

ACQUISITIONS--PAST

  From January 1, 1993 through December 31, 1997, the Company acquired twenty-seven insurance service businesses and disposed of seven insurance service businesses. See Note 2 to the Consolidated Financial Statements for further information concerning acquisitions in 1997 and 1996.

  On May 31, 1997, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Trinder & Norwood, Inc., a New York corporation engaged in the insurance brokerage and services business in exchange for 57,600 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. Three principals entered into two year employment agreements with the Company.

  On April 2, 1997, a wholly-owned subsidiary of the Company acquired 50% of the assets of Wyatt Group Pty Ltd, an Australian Company engaged in loss adjusting and loss prevention services in exchange for the Company's 75% ownership interest in Gallagher Bassett Australia Pty Ltd and an initial cash payment of Australian $620,000. This acquisition was accounted for as a purchase. Two principals entered into four year employment agreements with a subsidiary of the Company.

  On January 2, 1997, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Arnold & Company, Inc., a Michigan corporation engaged in retirement planning and actuarial services in exchange for 41,080 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. The principal entered into a three year employment agreement with the Company.

  On January 1, 1997, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Byerly & Company, Inc., a Colorado corporation engaged in the group benefits consulting business in exchange for 164,370 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. Four principals entered into two year employment agreements with the Company.

  On November 29, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets of R.W. Stephens & Company Inc., a California corporation engaged in the pension consulting business in exchange for 33,600 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. The principal entered into a three year employment agreement with the Company and four key employees entered into two year employment agreements with the Company.

  On August 31, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Morgan, Read & Coleman (Holdings) Limited, and Morgan Insurance Services Limited, U.K. companies engaged in the insurance brokerage and administrative services businesses, respectively, in exchange for 436,000 shares of the Company's Common Stock. These acquisitions were accounted for as poolings of interests. Ten principals entered into two year employment agreements with a subsidiary of the Company.

  On August 30, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Beymer & Bond Investigations, Inc., a Florida company engaged in the investigative services business, in exchange for 78,510 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. Two principals entered into three year employment agreements with the Company.

  On August 12, 1996, a wholly-owned subsidiary of the Company acquired 75% of the assets of National Risk Control Services Pty Ltd, a Victoria, Australia Company engaged in the loss prevention services business, in exchange for Australian $450,000. This acquisition was accounted for as a purchase. Two principals entered into two year employment agreements with a subsidiary of the Company and one principal and four key employees entered into one year employment agreements with this subsidiary.

  On July 1, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Lamberson Koster & Company, a California corporation engaged in the risk management and insurance brokerage business in exchange for 391,163 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. One principal entered into a two year employment agreement with the Company and six principals and one key employee entered into three year employment agreements with the Company.

  On May 31, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets of the Alliance Insurance Group, Inc., an Arizona corporation engaged in the insurance brokerage business in exchange for 63,640 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. The principal entered into a three year employment agreement with the Company.

  On February 29, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets of the Levitt/Kristan Company, a California corporation engaged in the insurance brokerage business in exchange for 112,100 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. Two principals entered into two year employment agreements with the Company.

  On December 29, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of The Planning Corporation and Environmental Claims Management Incorporated, Virginia corporations engaged in the insurance brokerage and claim handling business, in exchange for 15,000 shares and 2,300 shares, respectively, of the Company's Common Stock. These acquisitions were accounted for as poolings of interests. Three principals entered into two year employment agreements with the Company.

  On November 30, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Schadow Agency, Inc., a Minnesota corporation engaged in the insurance brokerage business, in exchange for 61,800 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal entered into a two year employment agreement with the Company.

  On August 31, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Mintz & Josephson Insurance Agency and Brokerage, Inc., a California corporation engaged in the insurance brokerage business, in exchange for 92,100 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Two principals entered into three year employment agreements with the Company.

  On August 31, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of IMC Risk Management Group, Inc. and W. Lawrence Pfeiffer & Associates, Inc., Missouri corporations engaged in the insurance brokerage business, in exchange for 308,000 shares and 40,200 shares, respectively, of the Company's Common Stock. These acquisitions were accounted for as poolings of interests. Two principals entered into three year employment agreements with the Company.

  On May 31, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of BHK&R, Inc., a Minnesota corporation engaged in the insurance brokerage and service business, in exchange for 63,850 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Two principals entered into two year employment agreements with the Company.

  On February 28, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Walter Bryce Insurance Agency, Inc., an Oklahoma corporation engaged in the insurance brokerage business, in exchange for 90,795 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Two principals entered into two year employment agreements with the Company.

  On January 1, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of RMI Insurance Services, Inc., a California corporation engaged in the insurance brokerage business, in exchange for 48,765 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal and one key employee entered into two year employment agreements with the Company.

  On November 30, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Kaler, Carney, Liffler & Co., a Massachusetts corporation engaged in the insurance brokerage business, in exchange for 184,560 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal entered into a two year employment agreement with the Company.

  On August 31, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of James S. Pipino Insurance Agency, Inc., an Ohio corporation engaged in the insurance brokerage business, in exchange for 31,400 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Two principals and one key employee entered into two year employment agreements with the Company.

  On April 29, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of The Turtleoak Corporation, a South Carolina corporation engaged in the insurance brokerage business, in exchange for 100,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Three principals and two key employees entered into three year employment agreements with the Company.

  On February 28, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of The Steel Agency, a New Jersey corporation engaged in the insurance brokerage business, in exchange for 258,015 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Four principals entered into two year employment agreements with the Company.

  On February 28, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Donald P. Pipino and Associates, Inc., an Ohio corporation engaged in the insurance brokerage business, in exchange for 245,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Three principals entered into three year employment agreements with the Company.

  On August 31, 1993, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Welling Associates, Inc., a New York corporation engaged in the retirement and pension consulting business, in exchange for 113,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal entered into a two year employment agreement with the Company.

  On August 31, 1993, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Stark, Johnson & Stinson, Inc., a Massachusetts corporation engaged in the insurance brokerage business, in exchange for 63,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Three principals entered into three year employment agreements with the Company.

  On May 28, 1993, a wholly-owned subsidiary of the Company acquired substantially all of the assets of L. C. Thoelecke, Inc., an Illinois corporation engaged in the insurance brokerage business, in exchange for 181,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal entered into a two year employment agreement with the Company.

  On May 28, 1993, a wholly-owned subsidiary of the Company acquired substantially all of the assets of The Woodsmall Companies, Inc., a Missouri corporation engaged in the insurance brokerage and employee benefits services business, in exchange for 350,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Six principals entered into two year employment agreements with the Company.

  As indicated in the foregoing, the Company attempts to retain the services of certain of the principals and key personnel connected with the acquired businesses in its acquisitions. In all such cases, such individuals and such businesses were unaffiliated with the Company at the time of the respective acquisitions.

  The Company believes that the net effect of these acquisitions has been, and will be, to expand significantly the volume of general services rendered by the Company and the geographical areas in which the Company renders such services and not to change substantially the nature of the services performed by the Company.

ACQUISITIONS--CURRENT

  Effective on February 28, 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets of EBC, Inc., d/b/a Employee Benefits of the Carolinas, a North Carolina corporation engaged in the benefits insurance business in exchange for 51,350 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. The principal entered into a three year employment agreement with the Company.

  Effective on February 28, 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Martin Gordon & Jones, Inc., a Mississippi corporation engaged in the insurance brokerage and services business in exchange for 44,750 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. Two principals entered into three year employment agreements with the Company.

  Effective on February 28, 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Gardner Marine Agency, Inc., a Missouri corporation engaged in the marine insurance brokerage business in exchange for 17,800 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. The principal entered into a three year employment agreement with the Company.

ACQUISITIONS--FUTURE

  The Company is considering and intends to consider from time to time acquisitions and divestitures on terms it deems advantageous. The Company has had preliminary discussions with a number of other candidates for possible future acquisitions and has executed non-binding letters of intent with two candidates. No assurances can be given that any additional acquisitions or divestitures will be consummated, or if consummated, will be advantageous to the Company.

EMPLOYEES

  As of December 31, 1997, the Company and its subsidiaries employed approximately 3,900 employees, none of whom is represented by a labor union. The Company continuously reviews benefits and other matters of interest to its employees. The Company considers its relations with its employees to be satisfactory.

PROPERTIES

  The Company's executive offices and certain subsidiary and branch facilities are located at Two Pierce Place, Itasca, Illinois where the Company leases approximately 200,000 square feet of space. The lease commitment on the above mentioned property expires February 28, 2006. The Company operates all of its branch and service offices in leased premises. Certain of these leases for office space have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain escalation clauses related to increases in the cost of living in future years. See Note 11 to the Consolidated Financial Statements for information with respect to the Company's lease commitments at December 31, 1997.

STOCK REPURCHASES

  In 1988, the Company adopted a plan, which has been extended through June 30, 1998, to repurchase its Common Stock. Under the plan, the Company repurchased 522,000 shares at a cost of $17.1 million, 645,000 shares at a cost of $21.3 million, and 437,000 shares at a cost of $15.1 million in 1997, 1996 and 1995, respectively. The repurchased shares are held for reissuance in connection with exercises of options under its stock option plans. Under the provisions of the plan, the Company is authorized to repurchase approximately 300,000 additional shares through June 30, 1998. The Company is under no commitment or obligation to repurchase any particular amount of Common Stock and at its discretion may suspend the repurchase plan at any time.

LEGAL PROCEEDINGS

  The Company is engaged in various legal actions incident to the nature of its business. Management is of the opinion that none of the litigation will have a material effect on the Company's consolidated financial position or results of operations.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company are as follows:

                                                                           TERM
                                          POSITION AND YEAR             AS DIRECTOR
          NAME            AGE               FIRST ELECTED                 EXPIRES
          ----            ---             -----------------             -----------
Robert E. Gallagher(1)..   75 Director since 1950, Chief Executive         1998
                               Officer 1963-1994, Chairman since 1990
J. Patrick Gallagher,      46 Director since 1986, President since         2000
 Jr.(1).................       1990, Chief Executive Officer since
                               1995
T. Kimball Brooker......   58 Director since 1994                          2000
John G. Campbell........   60 Director since 1981, Vice President          1998
                               since 1978
Michael J. Cloherty.....   50 Director since 1982, Executive Vice          1999
                               President since 1996, Vice President--
                               Finance 1981 to 1995
Peter J. Durkalski......   47 Vice President since 1990                     --
James W. Durkin, Jr.....   48 Vice President since 1985                     --
Frank M. Heffernan, Jr..   67 Director since 1996, Vice President          1998
                               since 1987
Jack M. Greenberg.......   55 Director since 1985                          1999
Philip A. Marineau......   51 Director since 1991                          1999
Walter F. McClure.......   64 Director since 1981, Senior Vice             1998
                               President since 1993
John D. Stancik.........   54 Vice President since 1986                     --
Gary M. Van der Voort...   52 Vice President since 1986                     --
James R. Wimmer.........   69 Director since 1985                          2000

--------
(1) Robert E. Gallagher is an uncle of J. Patrick Gallagher, Jr.

  Each person has been principally employed by the Company in management capacities for more than the past five years except the following non-employee directors:

  T. Kimball Brooker has served as President of Barbara Oil Company (investments, and oil and gas exploration) since 1989. He has been a Director of Barbara Oil Company since 1967 and also serves as a Director of Zenith Electronics Corporation. Until 1988, he was Managing Director of Morgan Stanley & Co. Incorporated (investment bankers) as well as Vice Chairman and Governor of the Midwest Stock Exchange.

  Jack M. Greenberg is Chief Executive Officer since July 1997 and Chairman since November 1996 of McDonald's U.S.A. and was Vice Chairman since 1992 and Chief Financial Officer from 1982 to 1996 of McDonald's Corporation. He has been a Director of McDonald's Corporation since he joined the company in 1982 and is also a Director of Harcourt General, Inc. and Stone Container Corporation. He is a member of the Chicago Bar Association, the American Institute of Certified Public Accountants and the Illinois CPA Society.

  Philip A. Marineau is President and Chief Executive Officer of Pepsi-Cola North America since December 1997. He was President and Chief Operating Officer of Dean Foods Co. from 1996 to 1997. He was President of The Quaker Oats Company from 1993 to 1995 and Chief Operating Officer from 1992 to 1995. He has been Chairman of the Board of Pete's Brewing Company since February 1997 and a Director since July 1996.

  James R. Wimmer is a lawyer, of counsel with Lord, Bissell & Brook since retiring as Partner in 1992. He joined that firm in 1954 and was named a Partner in 1959. From 1991 through 1993, he was also Vice Chairman and General Counsel of Commonwealth Industries Corporation. He is a member of the American, Illinois and Chicago Bar Associations.

  Directors are divided into three classes and are elected for staggered three year terms. All executive officers are elected annually and serve at the pleasure of the Board of Directors.

  Except as described above, there are no other family relationships between any executive officer or director of the Company, and any director, executive officer or person nominated or chosen by the Company to become a director or executive officer.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Board of Directors maintains a Compensation Committee. Members of the Compensation Committee are J. Patrick Gallagher, Jr. (Chairman), T. Kimball Brooker, Robert E. Gallagher, Jack M. Greenberg, Philip A. Marineau and James
R. Wimmer. J. Patrick Gallagher, Jr. and Robert E. Gallagher are executive officers of the Company. Both officers abstain from discussing and voting on matters concerning their respective compensation. James R. Wimmer, a director of the Company, is of counsel to Lord, Bissell & Brook, the Company's outside counsel.

               COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

  The following table presents information concerning compensation paid or set aside by the Company and its subsidiaries on an accrual basis to or for the benefit of the Chief Executive Officer and each of the other six most highly compensated executive officers of the Company in each of the Company's last three fiscal years.

                          SUMMARY COMPENSATION TABLE

                                                      LONG TERM
                                         ANNUAL      COMPENSATION
                                      COMPENSATION      AWARDS
                                     --------------- ------------
                                                      SECURITIES   ALL OTHER
                                     SALARY   BONUS   UNDERLYING  COMPENSATION
NAME AND PRINCIPAL POSITION     YEAR   ($)   ($)(1)  OPTIONS (#)     ($)(2)
---------------------------     ---- ------- ------- ------------ ------------
Robert E. Gallagher............ 1997 275,000       0         0       7,300
 Chairman                       1996 275,000       0         0       8,000
                                1995 275,000       0         0       7,500
J. Patrick Gallagher, Jr. ..... 1997 356,000 300,000         0       5,100
 President and Chief Executive
  Officer                       1996 356,000  25,000    10,000       4,200
                                1995 356,000  25,000    10,000       2,600
Michael J. Cloherty............ 1997 346,000 500,000         0       6,200
 Executive Vice President and   1996 346,000  25,000    10,000       4,900
  Chief Financial Officer
                                1995 325,000  25,000    10,000       3,200
Gary M. Van der Voort.......... 1997 305,800 122,300         0       5,800
 Vice President                 1996 305,800  15,000    10,000       5,800
                                1995 305,800  15,000    10,000       4,200
Peter J. Durkalski............. 1997 261,500 104,600         0       4,500
 Vice President                 1996 261,500  20,000    10,000       4,500
                                1995 261,500  20,000    10,000       2,300
James W. Durkin, Jr............ 1997 270,000 108,000         0       4,500
 Vice President                 1996 250,000  30,000    10,000       4,400
                                1995 250,000  15,000    10,000       2,700
Walter F. McClure.............. 1997 260,000 104,000         0       8,500
 Senior Vice President          1996 260,000  15,000     7,500       8,700
                                1995 260,000  15,000     7,500       6,800

--------

(1) Represents bonuses related to services rendered in the fiscal year indicated above that were determined and paid in the subsequent fiscal year.

(2) Includes amounts contributed by the Company under the 401(k) match feature of the Company's Savings and Thrift Plan of $3,200 in 1997, $3,000 in 1996 and $1,500 in 1995, and the equivalent annual value of insurance premiums paid by the Company for group term life insurance for the benefit of the named executive officer.

DIRECTORS' COMPENSATION

  Directors who are officers of the Company receive compensation in their capacities as such officers and receive no additional compensation for serving as directors.

  Non-employee directors, currently Messrs. Brooker, Greenberg, Marineau and Wimmer, are eligible to receive compensation consisting of nonqualified stock options. In addition, non-employee directors receive an annual retainer of $20,000 per year, or in lieu of the cash retainer, an option to purchase shares of the Company's Common Stock below market value, plus fees of $500 for attendance at each Board meeting or committee meeting on a date other than a Board meeting date. Non-employee directors are reimbursed for travel and accommodation expenses incurred in attending Board or committee meetings. Non-employee directors are not eligible for participation in any other compensation plans of the Company.

  In 1989, the Company's stockholders approved the adoption of the Company's 1989 Non-Employee Directors' Stock Option Plan (the "1989 Plan"), which was subsequently amended in 1990, 1993, 1994, 1996 and 1998. The 1989 Plan currently provides that non-employee directors are eligible to be granted nonqualified options to purchase a maximum of 200,000 shares of the Company's Common Stock. The Plan encompasses options granted to non-employee directors at the discretion of the Option Committee of the Company's Board of Directors ("Discretionary Options") and options granted to non-employee directors pursuant to an election made by a non-employee director to receive options in lieu of his annual retainer ("Retainer Options"). Shares issued upon exercise of options granted under the 1989 Plan may be repurchased shares held by the Company or as authorized but previously unissued shares.

  Under the 1989 Plan, a Discretionary Option shall be exercisable at such rate and price fixed by the Option Committee. Discretionary Options terminate if not exercised by the date set forth in the 1989 Plan or by such date established by the Option Committee at the time it makes the grant.

  Pursuant to the terms of the 1989 Plan, Messrs. Marineau and Wimmer have elected to receive their annual retainers for 1997 in the form of an option to purchase the Company's Common Stock. Each year on or before two weeks preceding the Company's Annual Meeting of Stockholders, the Option Committee shall determine the number of shares of Common Stock with respect to which a non-employee director may be granted a Retainer Option. The non-employee director's option exercise price per share shall be equal to the Fair Market Value of the Common Stock subject to the Retainer Option less the Annual Retainer, divided by the number of shares subject to the Retainer Option. The option exercise price per share shall be not less than the par value of the Common Stock. "Fair Market Value" is defined as the closing price of the Company's Common Stock as reported on the NYSE Consolidated Transaction Reporting System for the day on which the option is granted.

  On May 20, 1997, the Company granted a Retainer Option for 1,000 shares of the Company's Common Stock to each of Messrs. Marineau and Wimmer at an exercise price of $11.50 per share. Such options are exercisable at the rate of one-fourth of such grant each successive quarter commencing August 20, 1997. In addition, on September 1, 1997, the Company granted a Discretionary Option for 5,000 shares of the Company's Common Stock to each of Messrs. Brooker, Greenberg, Marineau and Wimmer at an exercise price of $35.75 per share, which was the closing price for a share of Common Stock as reported on the Consolidated Transaction Reporting System for securities listed on the NYSE on that date. Such options are exercisable at the rate of one-third of such grant each successive September 1, commencing September 1, 1998.

  The Company approved a supplemental deferred compensation arrangement, effective July 1, 1996, with Robert E. Gallagher, upon his retirement, and to his surviving spouse, upon his death, and the surviving spouse of John P. Gallagher, providing for a payment of $100,000 annually inclusive of any Company pension plan payments to be paid until the death of each such beneficiary.

SAVINGS AND THRIFT PLAN

  The Company maintains a savings and thrift plan covering substantially all U.S. employees which is qualified under the Internal Revenue Code. Employees are covered by the plan on their date of hire and, until June 30, 1997, could generally contribute up to 10% of total compensation on an after-tax basis to the plan. Effective July 1, 1997 the Company discontinued the after-tax feature of the plan. As of January 1, 1994, after-tax contributions are limited to employees with total annual compensation of no more than $66,000 ($80,000 after January 1, 1997). Employees who have attained age 21 and completed a year of service may generally contribute up to the lesser of $9,500 in 1997 and $10,000 in 1998 or 8% (15% after June 30,
1997) of their gross earnings on a pre-tax basis under the 401(k) "salary reduction" feature of the plan up to a maximum salary of $160,000. Effective for plan years beginning after 1994, the maximum includible compensation for an employee for any year may not exceed an overall salary maximum as determined by the Internal Revenue Service of $160,000. In 1997, the Company matched 50% of any employee's pre-tax contributions up to a maximum 4% of such employee's gross earnings, resulting in a possible maximum matched contribution from the Company of 2% of such employee's gross earnings.

PENSION PLAN

  The Company also maintains a non-contributory defined benefit pension plan covering substantially all domestic employees which is qualified under the Internal Revenue Code. The plan provides an annual pension benefit on normal retirement at age 65 which, when paid in the form of a single life annuity, will equal 1% of final average earnings multiplied by the number of years of credited service, not to exceed 25 years (without any deduction for social security or other offset amounts). A person's earnings for purposes of the plan include all compensation other than allowances such as moving expenses plus any pre-tax contributions under the 401(k) feature of the savings and thrift plan. Effective for plan years beginning after 1988, the maximum includible compensation for a participant for any year may not exceed an overall salary maximum as determined by the Internal Revenue Service of $160,000. The remuneration for executive officers shown under "Salary" and "Bonus" in the Summary Compensation Table constitutes their earnings during 1997 for purposes of the plan without regard to the Internal Revenue Service's limitations. "Final average earnings" are the highest average earnings received in any five consecutive full calendar years before retirement. Employee's pension rights are fully vested after the earlier of (i) 5 years of service with the Company or (ii) the attainment of age 65.

  The following table shows the estimated annual benefits (which are not subject to deduction for social security or other offset amounts) payable on retirement under the Company's defined benefit plan to persons in specific remuneration and credited years of service classifications assuming (i) the person elects the single life annuity basis providing monthly payments without benefits to his survivors and (ii) the person continues in the employ of the Company at his present rate of remuneration until age 65:

                              PENSION PLAN TABLE

 AERAGE REMUNERATIONV                                         YEARS OF CREDITED
   DURING HIGHEST                                                  SERVICE
        FIVE                                               -----------------------
  CONSECUTIVE YEARS                                                         25 OR
  BEFORE RETIREMENT                                          15      20     MORE
--------------------                                       ------- ------- -------
    $150,000.............................................  $22,500 $30,000 $37,500
     175,000.............................................   26,250  35,000  43,750
     200,000.............................................   30,000  40,000  50,000
     225,000.............................................   33,750  45,000  56,250
     250,000.............................................   37,500  50,000  62,500

  For purposes of estimating potential pension benefits using the foregoing table, the number of years of credited service as of December 31, 1997 for the executive officers named in the Summary Compensation Table are as follows:
Robert E. Gallagher (25 years), J. Patrick Gallagher, Jr. (22 years), Michael
J. Cloherty (15 years), Peter J. Durkalski (22 years), James W. Durkin, Jr. (21 years), Walter F. McClure (20 years), and Gary M. Van der Voort (25 years). Such pension benefits are in addition to the amounts payable to such persons under the Company's savings and thrift plan on their retirement and are subject to certain limitations as required under the Internal Revenue Code.

STOCK OPTION PLANS

  The Company maintains a 1988 Incentive Stock Option Plan and a 1988 Nonqualified Stock Option Plan. During the Company's 1997 fiscal year, no executive officers of the Company named in the Summary Compensation Table received an option grant.

  The following table sets forth certain information regarding options to purchase shares of Common Stock exercised during the Company's 1997 fiscal year and the number and value of unexercised options to purchase shares of Common Stock held at the end of the Company's 1997 fiscal year by the executive officers of the Company named in the Summary Compensation Table.

              AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                NUMBER OF    NUMBER OF
                                               SECURITIES   SECURITIES      VALUE OF        VALUE OF
                                               UNDERLYING   UNDERLYING    UNEXERCISED     UNEXERCISED
                          NUMBER OF            UNEXERCISED  UNEXERCISED   IN-THE-MONEY    IN-THE-MONEY
                            SHARES     VALUE   OPTIONS AT   OPTIONS AT     OPTIONS AT      OPTIONS AT
                         ACQUIRED ON  REALIZED FY-END (#)   FY-END (#)     FY-END ($)      FY-END ($)
          NAME           EXERCISE (#) ($) (1)  EXERCISABLE UNEXERCISABLE EXERCISABLE(2) UNEXERCISABLE(2)
          ----           ------------ -------- ----------- ------------- -------------- ----------------
Robert E. Gallagher.....      --         --        --           --             --              --
J. Patrick Gallagher,
 Jr.....................      --         --      47,500       71,500        401,000         403,000
Michael J. Cloherty.....     8,000     99,000    19,500       63,500         34,000         335,000
Gary M. Van der Voort...    25,000    495,000    59,000       66,000        603,000         368,000
Peter J. Durkalski......     4,000     55,000    23,500       66,000         87,000         368,000
James W. Durkin, Jr.....     1,300     25,000    41,800       65,800        332,000         363,000
Walter F. McClure.......    10,500    211,000    37,800       39,800        406,000         210,000

--------
(1) Market value of underlying securities at exercise, minus the exercise price.
(2) Market value of underlying securities at year end, minus the exercise price.

SEVERANCE PAY PLAN

  The Company has a plan for severance compensation to employees after a hostile takeover. The plan defines a hostile takeover to include, among other events, the following events, if not approved by two-thirds of the members of the Board of Directors in office immediately prior to any such events: the election of directors not nominated by the Board of Directors, a business combination, such as a merger, not approved by the holders of 80% or more of the Common Stock and the Board of Directors or not meeting various "fair price" criteria, or the acquisition of 20% or more of the combined voting power of the Company's stock by any person or entity. All full-time and part-time employees who are regularly scheduled to work 20 or more hours per week and who have completed at least two years of continuous employment with the Company are participants in the plan. A severance benefit is payable under the plan if a participant's employment with the Company terminates voluntarily or involuntarily within two years after a hostile takeover for reasons such as reduction in compensation, discontinuance of employee benefit plans without replacement with substantially similar plans, change in duties or status, certain changes in job location and involuntary termination of employment for reasons other than just cause. For participants who have completed two but less than five years of employment, the benefit is equal to the employee's annual compensation during the year immediately preceding the termination of employment. For employees who have completed five or more years of employment, the benefit is equal to two and one-half times the employee's annual compensation during the 12 months ending on the date of termination of employment, but may not exceed 2.99 times average annual compensation during the preceding five years. Annual compensation is defined for purposes of the plan as the amount of the employee's wages, salary, bonuses and other incentive compensation. Benefits are payable in a lump sum not less than 10 days after termination of employment.

                        PRINCIPAL HOLDERS OF SECURITIES

  The following tabulation shows with respect to any person who is known to be the beneficial owner as of December 31, 1997 of more than 5% of the Company's Common Stock, par value $1.00 per share, which is its only class of issued and outstanding capital stock, (i) the total number of shares of Common Stock beneficially owned as of such date; and (ii) the percent of Common Stock so owned as of the same date.

 NAME AND ADDRESS                                    AMOUNT & NATURE PERCENT OF
        OF                                            OF BENEFICIAL    COMMON
 BENEFICIAL OWNER                                       OWNERSHIP      STOCK
 ----------------                                    --------------- ----------
 Franklin Resources, Inc............................    1,047,400(1)    6.3%
  777 Mariners Island Blvd.
  P.O. Box 7777
  San Mateo, CA 94403-7777

  The following tabulation shows with respect to each of the directors of the Company, the executive officers named in the Summary Compensation Table, and all directors and executive officers as a group, fourteen in number, (i) the total number of shares of Common Stock beneficially owned as of February 27, 1998; and (ii) the percent of Common Stock so owned as of the same date.

                                                         AMOUNT &
                                                        NATURE OF     PERCENT OF
                                                        BENEFICIAL      COMMON
NAME OF BENEFICIAL OWNER                               OWNERSHIP(2)     STOCK
------------------------                               ------------   ----------
Robert E. Gallagher...................................    757,338(3)      4.5%
T. Kimball Brooker....................................     17,380           *
John G. Campbell......................................     32,135           *
Michael J. Cloherty...................................     99,502           *
Peter J. Durkalski....................................     60,885(4)
James W. Durkin, Jr...................................     66,200
J. Patrick Gallagher, Jr. ............................    191,790(5)      1.1%
Jack M. Greenberg.....................................     27,380           *
Frank M. Heffernan, Jr. ..............................    282,200(6)      1.7%
Philip A. Marineau....................................     19,130           *
Walter F. McClure.....................................     70,906(7)        *
Gary M. Van der Voort.................................    144,825(8)        *
James R. Wimmer.......................................     31,130(9)        *
All directors and executive officers as a group (14
 persons).............................................  1,857,633        10.8%

--------
*  Less than 1%

(1) Information obtained from a Schedule 13G dated January 27, 1998 filed with the Securities and Exchange Commission by Franklin Resources, Inc., its subsidiaries, Franklin Mutual Advisers, Inc. and Franklin Advisors, Inc., and its principal shareholders, Charles B. Johnson and Rupert H. Johnson, Jr. The Company has been informed that Franklin Resources, Inc., through its subsidiaries, is considered the beneficial owner in the aggregate of 1,047,400 shares, or 6.3% of shares outstanding of the Company's voting Common Stock.

(2) Calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934. Unless otherwise stated in these notes, each person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding which are subject to options exercisable within sixty days are deemed outstanding for the purpose of computing the number and percentage owned by such person, but are not deemed outstanding for the purpose of computing the percentage owned by each other person listed. Includes shares which the listed beneficial owner has a right to acquire within sixty days as follows: T. Kimball Brooker, 7,380 shares; John G. Campbell, 15,250 shares; Michael J. Cloherty, 31,500 shares; Peter J. Durkalski, 36,000 shares; James W. Durkin, Jr. 54,093 shares; J. Patrick Gallagher, Jr., 61,000 shares; Jack M. Greenberg, 25,380 shares; Frank M. Heffernan, Jr., 20,100 shares; Philip A. Marineau, 19,130 shares; Walter
    F. McClure, 45,500 shares; Gary M. Van der Voort, 71,500 shares; James R. Wimmer, 27,130 shares; all directors and executive officers as a group (14 persons), 436,463 shares.

(3) Includes 75,000 shares held in trust for the benefit of Robert E. Gallagher's grandchildren, 100,000 shares held by a limited partnership of which Robert E. Gallagher and Isabel Gallagher, his wife, are the general partners, 100,000 shares held in trust for the benefit of Isabel Gallagher, 100,000 shares held by a charitable trust under which Robert E. Gallagher is the trustee; and 69,012 shares held in the Lauren E. Gallagher Trust under which Robert E. Gallagher is a trustee.

(4) Includes 4,885 shares held in trust for the benefit of his minor children by his wife, Delores Durkalski, and another as trustees.

(5) Includes 35,220 shares held in trust for the benefit of his minor children by his wife, Anne M. Gallagher, and another as trustees and 24,404 shares held by his wife.

(6) Includes 260,500 shares held in trust by Frank M. Heffernan, Jr. and Lenore B. Heffernan, his wife, as trustees.

(7) Includes 11,600 shares held in trust by Walter F. McClure and Alice M. McClure, his wife, as trustees and 10,500 shares held by his wife.

(8) Includes 3,600 shares held as custodian for the benefit of his children under the Uniform Gift to Minors Act.

(9) Includes 4,000 shares held by his wife, Gertrude A. Wimmer.

                         DESCRIPTION OF CAPITAL STOCK

  The Company is authorized to issue 100,000,000 shares of Common Stock, $1.00 par value per share, and 1,000,000 shares of Preferred Stock without par value.

COMMON STOCK

  As of February 27, 1998, there were 16,703,990 shares of Common Stock outstanding held by approximately 650 stockholders of record.

  Holders of the outstanding Common Stock are entitled to one vote for each share held of record on all matters presented to stockholders. The shares of Common Stock have no cumulative voting rights in the election of directors, and accordingly holders of a majority of the outstanding voting stock are entitled to elect the entire Board. The holders of Common Stock have no conversion, preemptive or subscription rights. Subject to the rights of holders of Preferred Stock, upon liquidation of the Company, the net assets will be distributed ratably among the holders of Common Stock. Subject to the prior payment of all preferred dividends on shares of outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably out of funds legally available therefor dividends at such time and in such amounts as the Board of Directors may from time to time determine. All shares of Common Stock currently outstanding are, and when the shares of Common Stock offered by the Company hereby are sold, such shares will be, fully paid and nonassessable.

PREFERRED STOCK

  The Company also is authorized to issue 1,000,000 shares of Preferred Stock without par value, issuable in series. The Board of Directors is authorized to designate each series and the number of shares within the series and to determine and fix the relative rights and preferences of the shares of each series. No shares of Preferred Stock are currently issued or outstanding. Preferred Stock, when and if issued, will be senior to Common Stock with respect to dividend and liquidation rights. The relative rights and preferences which may hereafter be fixed by resolution of the Board for any series of Preferred Stock may provide that the shares of such series shall be senior to the other series of Preferred Stock with respect to dividends, liquidation or other rights and that such shares may be redeemable or may be convertible into Common Stock or other securities.

COMMON SHARE PURCHASE RIGHTS

  On March 10, 1987, the Board of Directors adopted a Common Share Purchase Rights Plan (the "Plan"), which Plan was approved by the Company's stockholders at their Annual Meeting on May 12, 1987. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Harris Trust & Savings Bank. The description of the Rights contained herein is qualified in its entirety by reference to the form of Rights Agreement which has been included as an exhibit to the Registration Statement of which this Prospectus is a part.

  Under the Plan, Common Share Purchase Rights (the "Rights") were distributed as a dividend at the rate of one Right for each share of Common Stock held by stockholders of record as of May 12, 1987 (the "Record Date"). The Company also will issue one Right with respect to each share of Common Stock that becomes outstanding after May 12, 1987, but prior to the earliest of the Distribution Date (as hereinafter defined), the redemption of the Rights or the expiration of the Rights. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at the price of $100 per share, subject to certain adjustments (the "Purchase Price").

  With respect to the shares of Common Stock outstanding as of May 12, 1987, the Rights are evidenced by the Common Stock certificates. With respect to the shares of Common Stock that become outstanding after May 12, 1987 but prior to the earliest of the Distribution Date (as hereinafter defined), the redemption of the Rights or the expiration of the Rights, the Rights will be evidenced by Common Stock certificates that contain a legend incorporating the Rights Agreement by reference.

  The Rights will not be exercisable or transferable apart from the Common Stock until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock or (ii) ten days following the commencement or announcement of an intention to make a tender offer or exchange offer for 30% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates representing Common Stock outstanding as of May 12, 1987 (or issued after May 12, 1987 but prior to the earliest of the Distribution Date, the redemption of the Rights or the expiration of the Rights) would also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") would be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone would evidence the Rights.

  The Rights would not be exercisable until the Distribution Date and, as amended on July 18, 1996, would expire on May 12, 2007 unless earlier redeemed by the Company as described below. Until a Right is exercised, the holder thereof, as such, would have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends. The Rights would be redeemable by the Company in whole, but not in part, at a price of $0.05 per Right (the "Redemption Price") prior to the public announcement that 20% or more of the Company's Common Stock had been accumulated by a single acquirer or group.

  In the event that the Company were acquired in a merger or other business combination transaction or 50% or more of its assets or earning power were sold, proper provision would be made so that each holder of a Right thereafter would have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that the Company were the surviving corporation in a merger and its Common Stock was not changed or exchanged, or in the event that an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, such as certain sales of assets to the Company or obtaining certain financial benefits from the Company, proper provision would be made so that each holder of a Right, other than Rights that were beneficially owned by the Acquiring Person on the Distribution Date (which would thereafter be void) would thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.

  The Purchase Price payable and the number of shares of Common Stock or other securities or property purchasable, upon exercise of the Rights would be subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of shares of the Common Stock of certain rights or warrants to subscribe for shares of Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of shares of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or dividends payable in shares of Common Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price would be required until cumulative adjustments required an adjustment of at least 1% in such Purchase Price. No fractional shares would be issued and in lieu thereof, an adjustment in cash would be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

  The Rights have certain anti-takeover effects. The Rights would cause substantial dilution to a person who attempts to acquire the Company without conditioning his offer on a substantial number of Rights being acquired. The Rights would have no effect, however, on a person who is willing to acquire control of the Company and wait until the Rights expire before acquiring 100% ownership. Moreover, the Rights would not affect a transaction approved by the Company prior to the public announcement that 20% or more of the Company's Common Stock had been accumulated by a single acquirer or group, because the Rights could be redeemed until that time.

CERTAIN CHARTER AND BY-LAW PROVISIONS

  The Company's Restated Certificate of Incorporation contains provisions which could deter, delay or prevent a change in control of the Company which is opposed by the Board of Directors. Such provisions include the following:
(a) a provision for classification of the Board of Directors into three classes and a minimum of three and a maximum of fifteen directors at any time;
(b) a requirement that a director or the entire Board of Directors may only be removed, with or without cause, by the affirmative vote of the holders of 80% of the outstanding shares of voting stock of the Company and of not less than 67% of the voting stock held by stockholders other than a "Related Person" as defined below; (c) a requirement that any merger, purchase of assets or other business combination ("Business Combination") between the Company and certain owners of 20% or more of the outstanding voting stock of the Company ("Related Person") in order to become effective must be approved by the affirmative vote of not less than 80% of the shares of outstanding voting stock of the Company and by 67% of the stock owned by stockholders other than the Related Person; and (d) a requirement that the provisions summarized in (a), (b) and (c) may only be repealed or amended by the affirmative vote of 80% of the outstanding voting stock of the Company and the affirmative vote of 67% of the outstanding voting stock owned by stockholders other than a Related Person. The 80% and 67% approval requirements do not apply if (1) two-thirds of the directors who held office immediately prior to the date the Related Person became a Related Person approve the Business Combination or (2) the Business Combination is between the Company and a subsidiary at least 50% owned by the Company and in which the Related Person has no interest, or (3) any consideration to be paid to stockholders of the Company as part of the Business Combination meets certain fair price tests and stockholders of the Company have received a timely mailing containing (A) the recommendation of outside directors and directors who held office immediately prior to the Related Person's becoming such and (B) the opinion of a reputable investment banking or financial services firm as to the fairness of the Business Combination. The By-laws also provide that special meetings of stockholders may be called by the President or by the Secretary at the request in writing of the majority of the Board of Directors. On May 14, 1991 the stockholders approved a proposal to amend the Company's Restated Certificate of Incorporation to require all stockholder action take place at a meeting of the stockholders.

  The foregoing provisions of the Restated Certificate of Incorporation and By-laws could have the effect of perpetuating current management or preventing approval by the holders of a majority of the Company's voting stock. In addition, it would be possible for the Board of Directors to authorize issuance of the Preferred Stock, without further approval by the stockholders, with rights and preferences which could impede a takeover of the Company. The foregoing summary is qualified in its entirety by reference to the provisions of the Restated Certificate of Incorporation and By-laws, as amended, which have been included as exhibits to the Registration Statement of which this Prospectus is a part.

                                 LEGAL OPINION

  The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Carl E. Fasig, Corporate Counsel and Secretary for the Company. Mr. Fasig holds options with respect to 4,100 shares that are exercisable within 60 days from the date of this Prospectus.

                                    EXPERTS

  The consolidated financial statements of the Company at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

              INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                                                                           PAGES
                                                                           -----
Consolidated Financial Statements:
  Consolidated Statement of Earnings...................................... F- 2
  Consolidated Balance Sheet.............................................. F- 3
  Consolidated Statement of Cash Flows.................................... F- 4
  Consolidated Statement of Stockholders' Equity.......................... F- 5
  Notes to Consolidated Financial Statements.............................. F- 6
Management's Report....................................................... F-20
Report of Independent Auditors............................................ F-21

                           ARTHUR J. GALLAGHER & CO.

                       CONSOLIDATED STATEMENT OF EARNINGS

                                                       YEARS ENDED DECEMBER 31,
                                                      --------------------------
                                                        1997     1996     1995
                                                      -------- -------- --------
                                                      (IN THOUSANDS, EXCEPT PER
                                                             SHARE DATA)
OPERATING RESULTS
Revenues:
  Commissions.......................................  $273,801 $265,981 $261,569
  Fees..............................................   181,239  172,143  162,438
  Investment income and other.......................    32,988   23,898   21,816
                                                      -------- -------- --------
    Total revenues..................................   488,028  462,022  445,823
                                                      -------- -------- --------
Expenses:
  Salaries and employee benefits....................   249,882  245,064  235,759
  Other operating expenses..........................   157,364  151,281  141,841
                                                      -------- -------- --------
    Total expenses..................................   407,246  396,345  377,600
                                                      -------- -------- --------
Earnings before income taxes........................    80,782   65,677   68,223
Provision for income taxes..........................    27,466   22,533   25,832
                                                      -------- -------- --------
    Net earnings....................................  $ 53,316 $ 43,144 $ 42,391
                                                      ======== ======== ========
Net earnings per common share.......................  $   3.24 $   2.62 $   2.57
Net earnings per common and common equivalent share.      3.13     2.52     2.43
Dividends declared per common share.................      1.24     1.16     1.00




                See notes to consolidated financial statements.

                           ARTHUR J. GALLAGHER & CO.

                           CONSOLIDATED BALANCE SHEET

                                                              DECEMBER 31,
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
                                                             (IN THOUSANDS)
                          ASSETS
                          ------
Current assets:
  Cash and cash equivalents................................ $ 67,178  $ 57,017
  Restricted cash..........................................   81,160    87,224
  Premiums and fees receivable.............................  217,555   237,640
  Investment strategies--trading...........................   62,681    53,409
  Other....................................................   40,267    30,003
                                                            --------  --------
    Total current assets...................................  468,841   465,293
Marketable securities--available for sale..................   39,203    36,881
Deferred income taxes and other noncurrent assets..........   95,528    52,783
Fixed assets...............................................   86,758    80,794
Accumulated depreciation and amortization..................  (58,948)  (54,556)
                                                            --------  --------
    Net fixed assets.......................................   27,810    26,238
Intangible assets--net.....................................   10,370    11,093
                                                            --------  --------
                                                            $641,752  $592,288
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------
Current liabilities:
  Premiums payable to insurance companies.................. $312,349  $323,867
  Accrued salaries and bonuses.............................   18,385    14,922
  Accounts payable and other accrued liabilities...........   89,846    69,706
  Unearned fees............................................   11,608    13,043
  Income taxes payable.....................................   10,783     4,965
  Other....................................................   23,067    20,305
                                                            --------  --------
    Total current liabilities..............................  466,038   446,808
Other noncurrent liabilities...............................   11,807    11,579
Stockholders' equity:
  Common stock--issued and outstanding 16,591 shares in
   1997 and
   16,457 shares in 1996...................................   16,591    16,457
  Capital in excess of par value...........................    4,349     2,140
  Retained earnings........................................  141,309   114,415
  Unrealized gain on available for sale securities--net of
   income taxes............................................    1,658       889
                                                            --------  --------
    Total stockholders' equity.............................  163,907   133,901
                                                            --------  --------
                                                            $641,752  $592,288
                                                            ========  ========

                See notes to consolidated financial statements.

                           ARTHUR J. GALLAGHER & CO.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1997      1996      1995
                                                  --------  --------  --------
                                                        (IN THOUSANDS)
Cash flows from operating activities:
  Net earnings................................... $ 53,316  $ 43,144  $ 42,391
  Adjustments to reconcile net earnings to net
   cash provided by operating activities:
    Net gain on investments and other............  (13,485)   (3,928)   (2,317)
    Depreciation and amortization................   11,055    10,521    10,412
    Decrease (increase) in restricted cash.......    6,064     8,164    (5,335)
    Decrease (increase) in premiums receivable...   15,367    (5,689)  (22,023)
    (Decrease) increase in premiums payable......  (11,518)    2,807    23,902
    Increase in trading investments--net.........   (6,217)   (4,128)   (2,353)
    Increase in other current assets.............   (6,737)   (7,733)   (1,714)
    Increase in accrued salaries and bonuses.....    3,463     1,274     1,278
    Increase in accounts payable and other
     accrued liabilities.........................   19,722     8,510     9,406
    Increase (decrease) in income taxes payable..    5,818    (5,664)   (1,416)
    Net change in deferred income taxes..........   (9,604)   (2,660)   (1,317)
    Other........................................   (1,597)      313    (2,091)
                                                  --------  --------  --------
      Net cash provided by operating activities..   65,647    44,931    48,823
                                                  --------  --------  --------
Cash flows from investing activities:
  Purchases of marketable securities.............  (30,170)  (23,679)  (21,918)
  Proceeds from sales of marketable securities...   30,368    28,747    20,078
  Proceeds from maturities of marketable
   securities....................................    1,645     1,958     2,213
  Net additions to fixed assets..................  (11,295)  (10,175)  (10,364)
  Other..........................................  (26,144)  (16,969)   (5,121)
                                                  --------  --------  --------
      Net cash used by investing activities......  (35,596)  (20,118)  (15,112)
                                                  --------  --------  --------
Cash flows from financing activities:
  Proceeds from issuance of common stock.........   10,964     7,966     7,044
  Tax benefit from issuance of common stock......    2,429     1,955     1,837
  Repurchases of common stock....................  (17,126)  (21,290)  (15,068)
  Dividends paid.................................  (19,990)  (17,530)  (14,666)
  Retirement of long-term debt...................   (1,130)   (1,130)   (1,130)
  Borrowings on line of credit facilities........   30,900    10,000       --
  Repayments on line of credit facilities........  (25,900)      --        --
  Equity transactions of pooled companies prior
   to dates of acquisition.......................      (37)   (6,684)   (2,996)
                                                  --------  --------  --------
      Net cash used by financing activities......  (19,890)  (26,713)  (24,979)
                                                  --------  --------  --------
Net increase (decrease) in cash and cash
 equivalents.....................................   10,161    (1,900)    8,732
Cash and cash equivalents at beginning of year...   57,017    58,917    50,185
                                                  --------  --------  --------
Cash and cash equivalents at end of year......... $67,178   $ 57,017  $ 58,917
                                                  ========  ========  ========
Supplemental disclosures of cash flow
 information:
  Interest paid.................................. $    892  $    724  $    598
  Income taxes paid..............................   23,888    25,685    22,075

                See notes to consolidated financial statements.

                           ARTHUR J. GALLAGHER & CO.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                    UNREALIZED
                                              CAPITAL              GAIN (LOSS)
                           COMMON STOCK      IN EXCESS             ON AVAILABLE     TOTAL
                          ----------------      OF      RETAINED     FOR SALE   STOCKHOLDERS'
                          SHARES   AMOUNT    PAR VALUE  EARNINGS    SECURITIES     EQUITY
                          ------   -------   ---------  --------   ------------ -------------
                                                 (IN THOUSANDS)
Balance at December 31,
 1994 as previously
 reported...............  16,071   $16,071    $    --   $ 91,113      $(2,935)     $104,249
 Acquisition of pooled
  company...............     164       164         --        484          --            648
                          ------   -------    --------  --------    ---------    ---------
Balance at December 31,
 1994...................  16,235    16,235         --     91,597       (2,935)      104,897
 Net earnings...........     --        --          --     42,391          --         42,391
 Cash dividends declared
  on common stock.......     --        --          --    (15,270)         --        (15,270)
 Common stock issued
  under stock option
  plans.................     356       356       6,688       --           --          7,044
 Tax benefit from
  issuance of common
  stock.................     --        --        1,837       --           --          1,837
 Common stock
  repurchases...........    (437)     (437)     (8,525)   (6,106)         --        (15,068)
 Common stock issued in
  seven pooling
  acquisitions..........     375       375         --        --           --            375
 Equity transactions of
  pooled companies prior
  to dates of
  acquisition...........     --        --          --     (2,996)         --         (2,996)
 Change in unrealized
  gain (loss), net of
  taxes of $1,951.......     --        --          --        --         2,969         2,969
                          ------   -------    --------  --------    ---------    ---------
Balance at December 31,
 1995...................  16,529    16,529         --    109,616           34       126,179
 Net earnings...........     --        --          --     43,144          --         43,144
 Cash dividends declared
  on common stock.......     --        --          --    (18,399)         --        (18,399)
 Common stock issued
  under stock option
  plans.................     398       398       7,568       --           --          7,966
 Tax benefit from
  issuance of common
  stock.................     --        --        1,955       --           --          1,955
 Common stock
  repurchases...........    (645)     (645)     (7,383)  (13,262)         --        (21,290)
 Common stock issued in
  three pooling
  acquisitions..........     175       175         --        --           --            175
 Equity transactions of
  pooled companies prior
  to dates of
  acquisition...........     --        --          --     (6,684)         --         (6,684)
 Change in unrealized
  gain, net of taxes of
  $571..................     --        --          --        --           855           855
                          ------   -------    --------  --------    ---------    ---------
Balance at December 31,
 1996...................  16,457    16,457       2,140   114,415          889       133,901
 Net earnings...........     --        --          --     53,316          --         53,316
 Cash dividends declared
  on common stock.......     --        --          --    (20,408)         --        (20,408)
 Common stock issued
  under stock option
  plans.................     557       557      10,407       --           --         10,964
 Tax benefit from
  issuance of common
  stock.................     --        --        2,429       --           --          2,429
 Common stock
  repurchases...........    (522)     (522)    (10,627)   (5,977)         --        (17,126)
 Common stock issued in
  two pooling
  acquisitions..........      99        99         --        --           --             99
 Equity transactions of
  pooled companies prior
  to dates of
  acquisition...........     --        --          --        (37)         --            (37)
 Change in unrealized
  gain, net of taxes of
  $512..................     --        --          --        --           769           769
                          ------   -------    --------  --------    ---------    ---------
Balance at December 31,
 1997...................  16,591   $16,591    $  4,349  $141,309      $ 1,658      $163,907
                          ======   =======    ========  ========    =========    =========


                See notes to consolidated financial statements.

                           ARTHUR J. GALLAGHER & CO.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of operations

  Arthur J. Gallagher & Co. (the Company) provides insurance brokerage and risk management services to a wide variety of commercial, industrial, institutional and governmental organizations. Commission revenue is principally generated through the negotiation and placement of insurance for its clients. Fee revenue is generated by providing other risk management services including claims management, information management, risk control services and appraisals in either the property/casualty market or human resource/employee benefit market. The Company operates through approximately 200 offices throughout the United States and six countries abroad.

 Basis of presentation

  The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. Investments in partially owned entities in which ownership is 50 percent or less are accounted for using the equity method. All material intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior years' financial statements in order to conform to the current year presentation.

 Use of estimates

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

 Revenue recognition

  Commission income is generally recognized as of the effective date of insurance policies except for commissions on installment premiums which are recognized periodically as billed. Contingent commissions are recognized when received. Fee income is recognized ratably as services are rendered. The income effects of subsequent premium and fee adjustments are recorded when the adjustments become known. Premiums and fees receivable are net of allowance for doubtful accounts of $859,000 and $889,000 at December 31, 1997 and 1996, respectively.

 Consolidated statement of cash flows

  Short-term investments, consisting principally of commercial paper and certificates of deposit which have a maturity of ninety days or less at date of purchase, are considered cash equivalents.

 Premium trust funds

  Premiums collected from insureds but not yet remitted to insurance carriers are restricted as to use by laws in certain states and foreign jurisdictions in which the Company's subsidiaries operate. Additionally, the Company's United Kingdom subsidiaries are required by Lloyd's of London to meet certain liquidity requirements.

 Investments

  Marketable securities are considered available for sale and consist primarily of preferred and common stocks. Securities designated as available for sale are carried at fair value in the accompanying consolidated balance sheet, with unrealized gains and losses, less related deferred

                           ARTHUR J. GALLAGHER & CO.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) income taxes, excluded from earnings and reported as a separate component of stockholders' equity. Gains and losses are recognized in income when realized using the specific identification method. The fair value for marketable securities is based on quoted market prices.

  Investment strategies are considered trading securities and consist primarily of limited partnerships which invest in common stocks. Securities designated as trading are carried at fair value in the accompanying consolidated balance sheet, with unrealized gains and losses included in the consolidated statement of earnings. The fair value of the investment strategies is determined by reference to the fair values of the underlying common stocks which are based on quoted market prices.

 Fixed assets

  Fixed assets are carried at cost in the accompanying consolidated balance sheet. Furniture and equipment with a cost of $77,591,000 and $72,617,000 at December 31, 1997 and 1996, respectively, are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements with a cost of $9,167,000 and $8,177,000 at December 31, 1997 and 1996, respectively, are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the lease terms.

 Intangible assets

  Intangible assets consist of the excess of cost over the value of net tangible assets of acquired businesses, non-compete agreements and expirations lists. The excess of cost over the value of net tangible assets is amortized principally over forty years using the straight-line method. Non-compete agreements and expiration lists are amortized principally over ten years using the straight-line method. Accumulated amortization at December 31, 1997 and 1996 was $6,029,000 and $6,335,000, respectively.

 Earnings per share

  In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share," which was required to be adopted on December 31, 1997. SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effect of stock options. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Where appropriate, all earnings per share amounts for all periods have been restated to conform to the SFAS 128 requirements.

  Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding during the respective period. Common equivalent shares include incremental shares from dilutive stock options since the date of grant using the treasury stock method.

 Stock based compensation

  The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock options granted to employees.

                           ARTHUR J. GALLAGHER & CO.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

 Effect of new pronouncements

  In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," which is effective for years beginning after December 15, 1997. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 will require that enterprises (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and capital in excess of par value in the stockholders' equity section of the consolidated balance sheet. SFAS 130 will not have any impact on the Company's consolidated results of operations, financial position or cash flows.

  In June 1997, the FASB also issued Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosure about Segments of an Enterprise and Related Information," which is effective for years beginning after December 15, 1997. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has not completed all of the analyses required to determine the full impact of SFAS 131.

2. BUSINESS COMBINATIONS

  In 1997, the Company acquired substantially all of the net assets of one insurance brokerage firm and two benefits consulting companies in exchange for 263,000 shares of its common stock. In 1996, the Company acquired substantially all of the net assets of five insurance brokerage firms and one investigative services company in exchange for 1,115,000 shares of its common stock. These acquisitions were accounted for as poolings of interests and, except for two of the 1997 acquisitions and three of the 1996 acquisitions whose results were not significant, the consolidated financial statements for all periods prior to the acquisition dates have been restated to include the operations of these companies.

  The following summarizes the restatement of the 1996 and 1995 consolidated financial statements to reflect the operations of the 1997 acquisition (in thousands):

                                                    ATTRIBUTABLE
                                     AS PREVIOUSLY       TO
                                       REPORTED    POOLED COMPANY AS RESTATED
                                     ------------- -------------- -----------
1996
----
Revenues............................     $456,679       $ 5,343      $462,022
Net earnings (loss).................       45,803        (2,659)       43,144
1995
----
Revenues............................     $439,530       $ 6,293      $445,823
Net earnings (loss).................       42,545          (154)       42,391

  In 1997, the Company acquired a majority equity interest in a risk management company which was accounted for as a purchase. In 1996, the Company also acquired a majority equity interest in a risk management company which was accounted for as a purchase. The Company paid cash in both of these transactions, which were not material to the consolidated financial statements.

                           ARTHUR J. GALLAGHER & CO.

3. INVESTMENTS

  The following is a summary of available for sale marketable securities (in thousands):

                                         COST OR    GROSS      GROSS
                                        AMORTIZED UNREALIZED UNREALIZED  FAIR
DECEMBER 31, 1997                         COST       GAINS     LOSSES    VALUE
-----------------                       --------- ---------- ---------- -------
Preferred stocks.......................   $20,776     $1,264     $  162 $21,878
Common stocks..........................    12,139      2,420        766  13,793
Fixed maturities.......................     3,525        161        154   3,532
                                        --------   --------   --------  -------
                                          $36,440     $3,845     $1,082 $39,203
                                        ========   ========   ========  =======
DECEMBER 31, 1996
-----------------
Preferred stocks.......................   $23,446     $1,126     $  434 $24,138
Common stocks..........................     6,991      1,542        634   7,899
Fixed maturities.......................     4,962        116        234   4,844
                                        --------   --------   --------  -------
                                          $35,399     $2,784     $1,302 $36,881
                                        ========   ========   ========  =======

  The gross realized gains on sales of marketable securities totaled $2,257,000, $1,652,000 and $1,079,000 for the years ended December 31, 1997,
1996 and 1995, respectively. The gross realized losses totaled $346,000, $881,000 and $1,918,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

  The cost or amortized cost and fair value of fixed maturities at December 31, 1997, by contractual maturity, are as follows (in thousands):

                                                               COST OR
                                                              AMORTIZED  FAIR
                                                                COST     VALUE
                                                              --------- -------
Due in 1998..................................................   $  --    $  --
Due in 1999 through 2002.....................................    1,427    1,344
Due in 2003 through 2007.....................................      504      489
Due in 2008 and thereafter...................................    1,594    1,699
                                                              -------   -------
                                                                $3,525   $3,532
                                                              =======   =======

  The expected maturities may differ from contractual maturities in the foregoing table because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

  Significant components of investment income and other are as follows (in thousands):

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                        -----------------------
                                                         1997    1996    1995
                                                        ------- ------- -------
Interest............................................... $15,048 $16,514 $15,115
Dividends..............................................   2,865   3,378   3,371
Net realized and unrealized gains......................   4,938   3,928     282
Other income...........................................  10,137      78   3,048
                                                        ------- ------- -------
Total investment income and other...................... $32,988 $23,898 $21,816
                                                        ======= ======= =======

                           ARTHUR J. GALLAGHER & CO.

3. INVESTMENTS--(CONTINUED)

  The net change in unrealized gain (loss) on investment strategies included in the table above amounted to ($1,813,000) in 1997, $3,928,000 in 1996 and ($171,000) in 1995. In 1997 and 1995, the Company sold several underperforming or geographically undesirable operations and recorded aggregate gains on these sales of $6,757,000 and $2,035,000, respectively. The gains on these sales of operations have been included in other income in the foregoing table. The net assets sold and the operating results included in the consolidated statement of earnings related to these operations are not material to the consolidated financial statements. Also in 1997, the Company recorded a gain on a real estate transaction of $1,790,000, which has also been included in other income in the foregoing table.

4. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

  At December 31, 1997, securities sold under agreements to repurchase the identical securities are collateralized by government backed small business administration loans and government securities with a carrying value of $22,121,000 and a fair value of $22,360,000. The securities collateralizing the agreements were held by two primary dealers. At December 31, 1996, these securities had a carrying value of $23,034,000 and a fair value of $23,262,000.

5. DEBT AND CREDIT AGREEMENTS

  Long-term debt consists of the following (in thousands):

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1997   1996
                                                                  ------ ------
6.64% unsecured term note, payable in annual installments of
 $630............................................................ $  630 $1,260
6.30% unsecured term note, payable in annual installments of
 $500............................................................    500  1,000
                                                                  ------ ------
                                                                   1,130  2,260
Less current portion.............................................  1,130  1,130
                                                                  ------ ------
                                                                  $  --  $1,130
                                                                  ====== ======

  Terms of the loan agreements include various covenants which require the Company to maintain specified levels of tangible net worth and restrict the amount of payments on certain expenditures.

  Maturities of long-term debt total $1,130,000 for 1998.

  The Company maintains a $20,000,000 variable-rate (based on LIBOR plus .4%) unsecured revolving credit agreement which expires on June 30, 2001. As of December 31, 1997 and 1996, there were no borrowings outstanding under this agreement.

  The Company also has line of credit facilities of $27,500,000 which expire on April 30, 1998. Short-term borrowings under these facilities totaled $15,000,000 and $10,000,000 at December 31, 1997 and 1996, respectively. The weighted average interest rate on the short-term borrowings during 1997 and 1996 were 6.5% and 6.9%, respectively.

                           ARTHUR J. GALLAGHER & CO.

6. CAPITAL STOCK AND STOCKHOLDERS' RIGHTS PLAN

 Capital Stock

  The table below summarizes certain information about the Company's capital stock at December 31, 1997 and 1996 (in thousands, except per share data):

                                                                PAR   AUTHORIZED
CLASS                                                          VALUE    SHARES
-----                                                          ------ ----------
Preferred stock............................................... No par      1,000
Common stock.................................................. $ 1.00    100,000

 Stockholders' Rights Plan

  Non-voting Rights, authorized by the Board of Directors on March 10, 1987 and approved by stockholders on May 12, 1987, are outstanding on each share of outstanding common stock. Under certain conditions, each Right may be exercised to purchase one share of common stock at an exercise price of $100. The Rights become exercisable and transferable after a public announcement that a person or group has acquired 20% or more of the common stock or after commencement or public announcement of a tender offer for 30% or more of the common stock. If the Company is acquired in a merger or business combination, each Right exercised gives the holder the right to purchase $200 of market value of common stock of the surviving company for the $100 exercise price. The Rights Plan was amended in 1996 to extend the expiration of the Rights to May 12, 2007. The Rights may be redeemed by the Company at five cents per Right at any time prior to the public announcement of the acquisition of 20% of the common stock. At December 31, 1997 and 1996, 25,000,000 shares of common stock were reserved for potential exercise of the Rights.

7. EARNINGS PER SHARE

  The following table sets forth the computation of net earnings per common share and net earnings per common and common equivalent share (in thousands, except per share data):

                                                       YEARS ENDED DECEMBER 31,
                                                      --------------------------
                                                        1997     1996     1995
                                                      -------- -------- --------
Net earnings........................................  $ 53,316 $ 43,144 $ 42,391
                                                      ======== ======== ========
Weighted average number of common shares
 outstanding........................................    16,454   16,447   16,509
Dilutive effect of stock options using the treasury
 stock method.......................................       584      681      909
                                                      -------- -------- --------
Weighted average number of common and common
 equivalent shares outstanding......................    17,038   17,128   17,418
                                                      ======== ======== ========
Net earnings per common share.......................  $   3.24 $   2.62 $   2.57
Net earnings per common and common equivalent share.      3.13     2.52     2.43

  Options to purchase 644,000, 1,313,000 and 22,000 shares of common stock were outstanding during 1997, 1996 and 1995, respectively, but were not included in the computation of the dilutive effect of stock options. These options were excluded from the computation because the options' exercise prices were greater than the average market price of the common shares and, therefore, would be antidilutive.

                           ARTHUR J. GALLAGHER & CO.

8. STOCK OPTION PLANS

  The Company has incentive and nonqualified stock option plans for officers and key employees of the Company and its subsidiaries. The options are granted at the fair market value of the underlying shares at the date of grant. Options granted under the nonqualified plan become exercisable at the rate of 10% per year beginning the calendar year after the date of grant or earlier in the event of death, disability or retirement. Options expire ten years from the date of grant, or earlier in the event of termination of the employee. No options may be granted under the plan ten years after its inception.

  In addition, the Company has a non-employee director's stock option plan which currently authorizes 200,000 shares for grant, with Discretionary Options granted at the direction of the Option Committee and Retainer Options granted in lieu of the directors' annual retainer. Discretionary Options shall be exercisable at such rates as shall be determined by the Committee on the date of grant. Retainer Options shall be cumulatively exercisable at the rate of 25% of the total Retainer Option at the end of each full fiscal quarter succeeding the date of grant. The excess of fair market value at the date of grant over the option price for these nonqualified stock options is considered compensation and is charged against earnings ratably over the vesting period.

  The Company also has an incentive stock option plan for its officers and key employees resident in the United Kingdom. The United Kingdom plan is essentially the same as the Company's domestic employee stock option plans, with certain modifications to comply with United Kingdom law and to provide potentially favorable tax treatment for grantees resident in the United Kingdom.

  The Company accounts for stock option grants in accordance with APB 25, and, accordingly, recognizes no compensation expense for stock options granted to employees. Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," requires disclosure of pro forma information regarding net earnings and net earnings per share, using pricing models to estimate the fair value of stock option grants. Had compensation expense for the Company's stock option plans been determined based on the estimated fair value at the date of grant consistent with the methodology prescribed under SFAS 123, approximate net earnings and net earnings per share would have been as follows (in thousands, except per share data):

                                                       YEARS ENDED DECEMBER 31,
                                                      --------------------------
                                                        1997     1996     1995
                                                      -------- -------- --------
Pro forma net earnings..............................  $ 52,425 $ 42,500 $ 42,138
Pro forma net earnings per common share.............      3.19     2.58     2.55
Pro forma net earnings per common and common equiva-
 lent share.........................................      3.08     2.48     2.42

  For purposes of the pro forma disclosures, the estimated fair values of the stock option grants are amortized to expense over the options' expected lives.
The fair value of stock options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                       YEARS ENDED DECEMBER 31,
                                                      --------------------------
                                                        1997     1996     1995
                                                      -------- -------- --------
Dividend yield......................................      3.0%     2.9%     2.9%
Risk-free interest rate.............................      5.7%     6.3%     6.2%
Volatility..........................................     23.9%    24.1%    24.5%
Expected life (years)...............................      8.0      8.0      8.0

                           ARTHUR J. GALLAGHER & CO.

8. STOCK OPTION PLANS--(CONTINUED)
  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee and director stock options have characteristics significantly different from those of traded options, and because changes in the selective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and director stock options.

  The pro forma disclosures above only include the effect of options granted subsequent to January 1, 1995. Accordingly, the effects of applying the SFAS 123 pro forma disclosures to future periods may not be indicative of future effects.

  The following is a summary of all of the Company's stock option activity and related information (in thousands, except exercise price data):

                                       YEARS ENDED DECEMBER 31,
                          -----------------------------------------------------
                                1997              1996              1995
                          ----------------- ----------------- -----------------
                                   WEIGHTED          WEIGHTED          WEIGHTED
                          SHARES   AVERAGE  SHARES   AVERAGE  SHARES   AVERAGE
                           UNDER   EXERCISE  UNDER   EXERCISE  UNDER   EXERCISE
                          OPTION    PRICE   OPTION    PRICE   OPTION    PRICE
                          ------   -------- ------   -------- ------   --------
Beginning balance........  4,910    $27.18   4,770    $25.87   4,614    $24.29
Granted..................    149     33.18     714     32.05     626     34.49
Exercised................   (557)    19.69    (398)    20.02    (356)    19.80
Canceled.................   (175)    29.44    (176)    28.44    (114)    27.97
                          ------   ------   ------   ------   ------   ------
Ending balance...........  4,327    $28.26   4,910    $27.18   4,770    $25.87
                          ======   ======   ======   ======   ======   ======
Exercisable at end of
 year....................  1,780             1,728             1,513
                          ======            ======            ======

  Options with respect to 1,525,000 shares were available for grant at December 31, 1997.

  Other information regarding stock options outstanding and exercisable at December 31, 1997 is summarized as follows (in thousands, except exercise price data):

                                OPTIONS OUTSTANDING        OPTIONS EXERCISABLE
                          -------------------------------- --------------------
                                       WEIGHTED
                                        AVERAGE
                                       REMAINING  WEIGHTED             WEIGHTED
                                      CONTRACTUAL AVERAGE              AVERAGE
RANGE OF EXERCISE PRICES    NUMBER       LIFE     EXERCISE   NUMBER    EXERCISE
------------------------  OUTSTANDING (IN YEARS)   PRICE   EXERCISABLE  PRICE
                          ----------- ----------- -------- ----------- --------
$ 7.13 - $21.25..........     1,101        2.97     $19.53       656     $19.11
 22.00 -  31.13..........     1,090        5.15      26.92       499      25.80
 31.25 -  33.75..........     1,452        6.84      32.76       475      33.06
 34.25 -  39.13..........       684        7.83      34.87       150      34.87
                           --------    --------   --------  -------    --------
$ 7.13 - $39.13..........     4,327        5.58     $28.26     1,780     $26.03
                           ========    ========   ========  =======    ========

9. RETIREMENT PLANS

  The Company has a noncontributory defined benefit pension plan which covers substantially all domestic employees who have attained a specified age and one year of employment. Benefits under the plan are based on years of service and salary history. The Company's contributions to the plan

                           ARTHUR J. GALLAGHER & CO.

9. RETIREMENT PLANS--(CONTINUED)

satisfy the minimum funding requirements of ERISA. Plan assets consist primarily of common stocks and bonds invested under the terms of a group annuity contract managed by a life insurance company.

  The Company accounts for the defined benefit pension plan in accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), "Employers' Accounting for Pensions." The difference between the present value of the projected benefit obligation at the date of adoption of SFAS 87 and the fair value of plan assets at that date is being amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

  The following table sets forth the plan's estimated funded status and amounts recognized in the accompanying consolidated financial statements (in thousands):

                                                               DECEMBER 31,
                                                              ----------------
                                                               1997     1996
                                                              -------  -------
Actuarial present value of accumulated benefit obligation:
 Vested...................................................... $37,329  $30,115
 Nonvested...................................................   6,503    6,039
                                                              -------  -------
                                                              $43,832  $36,154
                                                              =======  =======
Projected benefit obligation................................. $63,747  $52,931
Assets at fair value.........................................  45,560   39,045
                                                              -------  -------
Projected benefit obligation in excess of plan assets........  18,187   13,886
Unrecognized net gain (loss) from past experience different
 from that assumed and effects of changes in assumptions.....   1,416     (287)
Unamortized portion of net obligation at January 1...........    (499)    (555)
                                                              -------  -------
Unfunded accrued pension cost................................ $19,104  $13,044
                                                              =======  =======

  Pension expense for the plan consists of the following (in thousands):

                                                    YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1997      1996      1995
                                                   --------  --------  --------
Service cost--benefits earned during the year..... $  7,046  $  5,790  $  5,027
Interest cost on projected benefit obligation.....    3,985     3,322     2,775
Actual return on plan assets......................   (5,810)   (3,561)   (5,283)
Net amortization and deferral.....................    2,452       722     3,194
                                                   --------  --------  --------
Net pension expense............................... $  7,673  $  6,273  $  5,713
                                                   ========  ========  ========

  The following assumptions were used in determining the actuarial present value of the plan's projected benefit obligation for 1997, 1996 and 1995:

Discount rate.............................................................. 7.5%
Rate of increase in future compensation levels............................. 6.5%
Expected long-term rate of return on assets................................ 9.0%

  The Company has a contributory savings and thrift plan covering the majority of its employees. Company contributions are at the discretion of the Company's Board of Directors and may not exceed the maximum amount deductible for federal income tax purposes. The Company contributed $2,651,000, $3,151,000 and $1,179,000 in 1997, 1996 and 1995, respectively.

                           ARTHUR J. GALLAGHER & CO.

9. RETIREMENT PLANS--(CONTINUED)

  The Company also has a foreign defined contribution plan which provides for basic contributions by the Company and voluntary contributions by employees which are matched 100% by the Company, up to a maximum of 5% of salary, as defined.

  In 1997, the Company settled a foreign defined benefit plan and enrolled the participants into a foreign defined contribution plan. At the time of the settlement of the foreign plan, there was a surplus of plan assets in excess of benefit obligations. Previously vested benefits of the plan participants were settled by the purchase of annuity policies with a life insurance company. As a result of the defined benefit plan settlement, the Company recognized a $4,830,000 gain in 1997 which was recorded as a reduction of salaries and employee benefits expense.

  Net expense (income) for foreign retirement plans amounted to ($3,180,000) in 1997, $1,383,000 in 1996 and $1,703,000 in 1995.

10. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

  In 1992, the Company amended its health benefits plan to eliminate retiree coverage, except for current retirees and those employees who had already attained a specified age and length of service. The retiree health plan is contributory, with contributions adjusted annually and is funded on a pay-as-you-go basis.

  The components of the net periodic postretirement benefit cost include the following (in thousands):

                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                         ----------------------
                                                          1997    1996    1995
                                                         ------  ------  ------
Service cost............................................ $  --   $  --   $  --
Interest cost...........................................    763     717     701
Amortization of transition obligation...................    512     512     512
Amortization of gain....................................    (89)   (209)   (379)
                                                         ------  ------  ------
Net periodic postretirement benefit cost................ $1,186  $1,020  $  834
                                                         ======  ======  ======

  The following table sets forth the estimated funded status and amounts recognized in the accompanying consolidated financial statements (in thousands):

                                                                DECEMBER 31,
                                                               ----------------
                                                                1997     1996
                                                               -------  -------
Accumulated postretirement benefit obligation:
  Retirees.................................................... $ 6,485  $ 5,276
  Active eligible employees...................................   4,795    4,836
                                                               -------  -------
                                                                11,280   10,112
Unrecognized transition obligation............................  (7,676)  (8,188)
Unrecognized gain.............................................     729    1,611
                                                               -------  -------
Accrued postretirement benefit cost........................... $ 4,333  $ 3,535
                                                               =======  =======

  The assumed healthcare cost trend rate used for the next year is 8.5%, scaling down to 4.5% after 11 years. A 1% increase in the assumed healthcare cost trend rate would increase the accumulated postretirement benefit obligation by $1,471,000 at December 31, 1997 and would increase the net periodic postretirement benefit cost for 1997 by $98,000.

  The discount rate used to measure the accumulated postretirement benefit obligation was 7.5% at December 31, 1997 and 1996. The transition obligation is being amortized over 20 years.

                           ARTHUR J. GALLAGHER & CO.

11. COMMITMENTS AND CONTINGENCIES

  The Company is engaged in various legal actions incident to the nature of its business. Management is of the opinion that none of the litigation will have a material effect on the Company's financial position or operating results.

  The Company generally operates in leased premises. Certain office space leases have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain escalation clauses related to increases in the cost of living in future years.

  Minimum aggregate rental commitments at December 31, 1997 under noncancelable operating leases having an initial term of more than one year are as follows (in thousands):

                                                                         TOTAL
                                                                        --------
1998................................................................... $ 25,693
1999...................................................................   23,183
2000...................................................................   18,627
2001...................................................................   14,853
2002...................................................................   11,605
Subsequent years.......................................................   49,508
                                                                        --------
                                                                        $143,469
                                                                        ========

  Total rent expense, including rent relating to cancelable leases and leases with initial terms of less than one year, amounted to $30,446,000 in 1997, $28,519,000 in 1996 and $27,859,000 in 1995.

  The Company has made commitments to invest additional funds in several of its equity and tax advantaged investments. At December 31, 1997, the Company has made commitments to invest $26,000,000 in these investments in 1998. In addition, the Company has contingently committed to invest an additional $3,000,000 in 1998 related to a line of credit arrangement with one of its equity investments. At December 31, 1997, the Company has agreed to unconditionally guarantee $30,000,000 of debt that will be incurred by two of the Company's equity investments in 1998.

                           ARTHUR J. GALLAGHER & CO.

12. INCOME TAXES

  Significant components of earnings before income taxes and the provision for income taxes are as follows (in thousands):

                                                       YEARS ENDED DECEMBER
                                                                31,
                                                      -------------------------
                                                       1997     1996     1995
                                                      -------  -------  -------
Earnings before income taxes:
  Domestic........................................... $74,147  $61,478  $64,822
  Foreign............................................   6,635    4,199    3,401
                                                      -------  -------  -------
                                                      $80,782  $65,677  $68,223
                                                      =======  =======  =======
Provision for income taxes:
  Federal:
    Current.......................................... $30,264  $19,716  $22,332
    Deferred......................................... (10,284)  (3,737)  (2,716)
                                                      -------  -------  -------
                                                       19,980   15,979   19,616
                                                      -------  -------  -------
  State and local:
    Current..........................................   6,300    5,335    5,295
    Deferred.........................................  (1,469)    (415)    (384)
                                                      -------  -------  -------
                                                        4,831    4,920    4,911
                                                      -------  -------  -------
  Foreign:
    Current..........................................   1,318      729    1,524
    Deferred.........................................   1,337      905     (219)
                                                      -------  -------  -------
                                                        2,655    1,634    1,305
                                                      -------  -------  -------
Total provision for income taxes..................... $27,466  $22,533  $25,832
                                                      =======  =======  =======

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows (in thousands):

                                                                  1997    1996
                                                                 ------- -------
Deferred tax liabilities:
  Leveraged leases.............................................. $   444 $ 1,324
  Unrealized investment gain....................................   1,105     593
  Other.........................................................   1,124   4,555
                                                                 ------- -------
    Deferred tax liabilities....................................   2,673   6,472
                                                                 ------- -------
Deferred tax assets:
  Accrued and unfunded compensation and employee benefits.......  15,138  12,620
  Accrued liabilities...........................................  13,938  11,132
  Other.........................................................   2,079   1,872
                                                                 ------- -------
    Total deferred tax assets...................................  31,155  25,624
    Valuation allowance for deferred tax assets.................     --      --
                                                                 ------- -------
    Deferred tax assets.........................................  31,155  25,624
                                                                 ------- -------
Net deferred tax assets......................................... $28,482 $19,152
                                                                 ======= =======

                           ARTHUR J. GALLAGHER & CO.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

12. INCOME TAXES--(CONTINUED)
  A reconciliation of the provision for income taxes with the U.S. federal income tax rate is as follows (in thousands):

                                       YEARS ENDED DECEMBER 31,
                             -------------------------------------------------
                                  1997             1996             1995
                             ---------------  ---------------  ---------------
                                       % OF             % OF             % OF
                                      PRETAX           PRETAX           PRETAX
                             AMOUNT   INCOME  AMOUNT   INCOME  AMOUNT   INCOME
                             -------  ------  -------  ------  -------  ------
Federal statutory rate...... $28,274   35.0   $22,987   35.0   $23,878   35.0
State income taxes--net of
 federal....................   2,921    3.6     3,148    4.8     3,428    5.0
Pre-acquisition earnings of
 pooled companies taxed to
 previous owners............     (84)  (0.1)     (468)  (0.7)   (1,065)  (1.6)
Foreign taxes...............     592    0.7       208    0.3       215    0.3
General business credits....  (2,697)  (3.3)   (2,242)  (3.4)     (778)  (1.1)
Other--net..................  (1,540)  (1.9)   (1,100)  (1.7)      154    0.3
                             -------  -----   -------  -----   -------  -----
Provision for income taxes.. $27,466   34.0   $22,533   34.3   $25,832   37.9
                             =======  =====   =======  =====   =======  =====

  During the period from 1994 to 1996, the Company provided for U.S. income taxes on the undistributed earnings of its foreign subsidiaries. Due to changes in the U.S. federal income tax laws effective in 1997 the Company no longer provides for U.S. income taxes on the undistributed earnings ($27,200,000 at December 31, 1997) of certain foreign subsidiaries which are considered permanently invested outside of the U.S. The amount of unrecognized deferred tax liability on these undistributed earnings is $6,500,000 at December 31, 1997.

13. FOREIGN OPERATIONS

  Financial data by geographic areas of operation are as follows (in thousands):

                                                    YEARS ENDED DECEMBER 31,
                                                   ---------------------------
                                                     1997     1996      1995
                                                   -------- --------  --------
Revenues:
  Commissions and fees
    United States................................. $422,416 $411,658  $396,772
    Foreign, principally United Kingdom...........   32,624   26,466    27,235
                                                   -------- --------  --------
                                                    455,040  438,124   424,007
  Investment income and other.....................   32,988   23,898    21,816
                                                   -------- --------  --------
                                                   $488,028 $462,022  $445,823
                                                   ======== ========  ========
Earnings before income taxes:
  Operating earnings (loss)
    United States................................. $ 76,138 $ 68,135  $ 69,895
    Foreign, principally United Kingdom...........    1,683       48    (1,285)
                                                   -------- --------  --------
                                                     77,821   68,183    68,610
  Net general corporate income (expense),
     including interest expense and investment
     income and other.............................    2,961   (2,506)     (387)
                                                   -------- --------  --------
                                                   $ 80,782 $ 65,677  $ 68,223
                                                   ======== ========  ========

                           ARTHUR J. GALLAGHER & CO.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

13. FOREIGN OPERATIONS--(CONTINUED)

                            DECEMBER 31,
                          -----------------
                            1997     1996
                          -------- --------
Identifiable assets:
  United States.........  $255,905 $281,623
  Foreign, principally
   United Kingdom.......   158,153  133,368
                          -------- --------
                           414,058  414,991
  Corporate.............   227,694  177,297
                          -------- --------
                          $641,752 $592,288
                          ======== ========

  The accompanying consolidated financial statements include liabilities of $127,048,000 and $107,053,000 at December 31, 1997 and 1996, respectively, after elimination of intercompany balances, applicable to foreign operations.

  Net foreign exchange gains were $74,000 in 1997, $253,000 in 1996 and $85,000 in 1995.

14. QUARTERLY OPERATING RESULTS (UNAUDITED)

  Quarterly operating results for 1997 and 1996 were as follows (in thousands, except per share data):

                                              1ST      2ND      3RD      4TH
                                            -------- -------- -------- --------
1997
Total revenues............................. $111,477 $116,578 $130,401 $129,572
Earnings before income taxes...............   13,998   19,381   28,128   19,275
Net earnings...............................    9,238   12,792   18,565   12,721
Net earnings per common share..............      .56      .78     1.13      .77
Net earnings per common and common
 equivalent share..........................      .54      .76     1.08      .74
1996
Total revenues............................. $108,177 $109,841 $123,116 $120,888
Earnings before income taxes...............   14,029   11,566   25,000   15,082
Net earnings...............................    8,534    7,001   17,685    9,924
Net earnings per common share..............      .51      .42     1.08      .60
Net earnings per common and common
 equivalent share..........................      .49      .41     1.04      .59

  The 1996 and first three quarters of 1997 net earnings per share amounts have been restated to conform to the SFAS 128 requirements.

                              MANAGEMENT'S REPORT

  The Management of Arthur J. Gallagher & Co. is responsible for the preparation and integrity of the consolidated financial statements and the related financial comments appearing in this annual report. The consolidated financial statements were prepared in accordance with generally accepted accounting principles and include certain amounts based on management's best estimates and judgments. Other financial information presented in the annual report is consistent with the consolidated financial statements.

  The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are recorded and reported properly. This system of controls is based on written policies and procedures, appropriate divisions of responsibility and authority, careful selection and training of personnel and the utilization of an internal audit function. Policies and procedures prescribe that the Company and all employees are to maintain the highest ethical standards and that business practices throughout the world are to be conducted in a manner which is above reproach.

  Ernst & Young LLP, independent auditors, has audited the Company's consolidated financial statements and their report is presented herein.

  The Board of Directors has an Audit Committee composed entirely of outside directors. Ernst & Young LLP has direct access to the Audit Committee and periodically meets with the Committee to discuss accounting, auditing and financial reporting matters.

                                          Arthur J. Gallagher & Co.

Itasca, Illinois
January 20, 1998

                                          /s/ J. Patrick Gallagher, Jr.
                                          -------------------------------------
                                          J. Patrick Gallagher, Jr.
                                          President and Chief Executive
                                           Officer

                                          /s/ Michael J. Cloherty
                                          -------------------------------------
                                          Michael J. Cloherty
                                          Executive Vice President and
                                          Chief Financial Officer

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Arthur J. Gallagher & Co.

  We have audited the accompanying consolidated balance sheet of Arthur J. Gallagher & Co. as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arthur J. Gallagher & Co. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP
                                          -------------------------------------
                                          ERNST & YOUNG LLP

Chicago, Illinois
January 20, 1998

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Expenses in connection with the issuance and distribution of the securities being registered, all of which will be paid by the Registrant, are estimated as follows:

      Securities and Exchange Commission Registration Fee.............. $11,955
      Printing Expenses................................................  15,000
      Legal Fees and Expenses..........................................   5,000
      Accountant's Fees and Expenses...................................   5,000
      Miscellaneous Costs..............................................   5,000
                                                                        -------
          Total........................................................ $41,955
                                                                        =======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article Seventh of the Registrant's By-laws (filed as Exhibit 3.2) and Article Thirteenth of the Company's Restated Certificate of Incorporation (filed as Exhibit 3.1) provide in effect for the indemnification by the Registrant of each director, officer, employee or agent of the Registrant to the full extent permitted by the General Corporation Law of Delaware.

  Article Seventh of the Registrant's By-laws provides that the Registrant shall indemnify any person in connection with any action, suit, or proceeding brought or threatened by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another enterprise against all costs actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is permitted to be provided to such persons in connection with an action or suit by or in the right of the Registrant, and provided further that such person shall not have been adjudged liable for negligence or misconduct in the performance of his duty to the Registrant, unless, in view of all the circumstances of the case, the court in which the action or suit was brought determines that such person despite the adjudication of liability is fairly and reasonably entitled to indemnity for such expenses.

  Article Thirteenth of the Company's Restated Certificate of Incorporation eliminates the liability of the Company's directors for monetary damages for breach of fiduciary duty as a director except where a director breaches his duty of loyalty to the Company and its stockholders, fails to act in good faith or engages in intentional misconduct or a knowing violation of law, authorizes the payment of a dividend or stock repurchase which is illegal under Section 174 of the Delaware General Corporation Laws or obtains an improper personal benefit.

  The Registrant also maintains and pays premiums on a directors' and officers' liability insurance policy and entered into an Indemnity Agreement with each of the directors and officers of the Company. The provisions of the Indemnity Agreement alter or clarify the statutory indemnity in the following respect: (1) indemnity will be explicitly provided for settlements in derivative actions; (2) prompt payment of litigation expenses will be provided in advance of indemnification; (3) prompt indemnification of advances of expenses will be provided unless a determination is made that the director or officer has not met the required standard; (4) the director or officer will be permitted to petition a court to determine whether his actions meet the standards required; and (5) partial indemnification will be permitted in the event that the director or officer is not entitled to full indemnification. In addition, the Indemnity Agreement specifically includes indemnification with respect to actions, suits or proceedings brought under and/or predicated upon the Securities Act of 1933, as amended, and/or the Securities Exchange Act of 1934, as amended.

  The preceding summary is qualified in its entirety by the Company's Restated Certificate of Incorporation, By-laws and Indemnity Agreement which are filed as exhibits to this Registration Statement and for further information, reference is made thereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  During the past three years, the Registrant has not sold securities which were not registered under the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  A list of exhibits and financial statement schedules included as part of this Registration Statement is set forth in the list which immediately precedes such exhibits and schedules and is hereby incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, including (but not limited to) any addition or deletion of a managing underwriter.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to any provision of the Registrant's By-laws, Directors' and Officers' Liability Insurance Policy, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ITASCA, AND STATE OF ILLINOIS, ON THE 19TH DAY OF MARCH, 1998.

                                          Arthur J. Gallagher & Co.

                                               /s/ J. Patrick Gallagher, Jr.
                                          By: _________________________________
                                                 J. Patrick Gallagher, Jr.
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW ON MARCH 19, 1998 BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED.

                 SIGNATURE                                     TITLE
                 ---------                                     -----


           Robert E. Gallagher*             Chairman and Director
___________________________________________
           (Robert E. Gallagher)

       /s/ J. Patrick Gallagher, Jr.        President and Director (Chief Executive
___________________________________________   Officer)
        (J. Patrick Gallagher, Jr.)

          /s/ Michael J. Cloherty           Executive Vice President and Director
___________________________________________   (Chief Financial Officer)
           (Michael J. Cloherty)

            /s/ Jack H. Lazzaro             Vice President--Finance (Chief Accounting
___________________________________________   Officer)
             (Jack H. Lazzaro)

            T. Kimball Brooker*             Director
___________________________________________
           (T. Kimball Brooker)

             John G. Campbell*              Director
___________________________________________
            (John G. Campbell)

            Jack M. Greenberg*              Director
___________________________________________
            (Jack M. Greenberg)

         Frank M. Heffernan, Jr.*           Director
___________________________________________
         (Frank M. Heffernan, Jr.)

            Philip A. Marineau*             Director
___________________________________________
           (Philip A. Marineau)

            Walter F. McClure*              Director
___________________________________________
            (Walter F. McClure)

             James R. Wimmer*               Director
___________________________________________
             (James R. Wimmer)

          /s/ Carl E. Fasig
*By: ________________________________
           Carl E. Fasig,
          Attorney-in-Fact

              LIST OF EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits:




      *21.0    Subsidiaries of the Company, including state or other ju-
               risdiction of incorporation or organization and the names
               under which each does business.
      *23.1    Consent of Ernst & Young LLP, as independent auditors.
     **27.0    Financial Data Schedule.

  (b) Financial Statement Schedules:

   **Schedule II Valuation and Qualifying Accounts

  All other exhibits and schedules are omitted because they are not applicable or not required or because the required information is included in the Consolidated Financial Statements or Notes thereto.
--------
 *Filed herewith.

**Incorporated herein by reference to the Company's Form 10-K Annual Report for 1997, File No. 1-9761.